Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

EARTHLINK, INC.,

EGYPT MERGER CORP.,

and

ITC^DELTACOM, INC.

Dated as of October 1, 2010

i

Exhibits

A	Voting Agreement
B	Surviving Charter
C	Surviving Bylaws
D	Non-Continuing Employees

Disclosure Letters

Company Disclosure Letter

Parent Disclosure Letter

INDEX OF DEFINED TERMS

Term	Section
Affiliate	8.1(a)
Agreement	Preamble
Balance Sheet Date	3.12(a)
Bankruptcy and Equity Exception	3.3
Book-Entry Shares	2.1(c)(ii)
Business Day	8.1(b)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
Code	2.2(f)
Communications Act	3.16(a)
Communications Laws	3.16(a)
Company	Preamble
Company Assets	3.7(b)
Company Benefit Plans	3.17(a)
Company Board	Recitals
Company Common Stock	2.1(b)
Company Confidential Information	3.21(d)
Company Disclosure Letter	III
Company Excluded Shares	2.1(b)
Company Financial Advisors	3.28
Company Group	3.19(a)
Company Intellectual Property	3.21(a)
Company IP Licenses	3.21(b)
Company Material Adverse Effect	8.1(c)
Company Material Contracts	3.15(a)
Company Option	2.3(a)
Company Organizational Documents	3.4
Company Owned Intellectual Property	3.21(a)
Company Permits	3.23(a)
Company Preferred Stock	3.8(a)
Company SEC Reports	3.10
Company Stock Award	2.3(b)
Company Termination Fee	7.6(b)
Confidentiality Agreement	5.3(b)
Continuation Period	5.6(a)
Contract	8.1(f)
Conversion Ratio	2.3(d)
Converted Stock Award	2.3(d)
Damages	5.7(b)
DGCL	Recitals

Term	Section
Dissenting Shares	2.4(a)
Effective Time	1.3
End Date	7.2(a)
Environmental Law	3.20(a)
ERISA	3.17(a)
Exchange Act	3.6(b)
Exercise Price	2.3(a)
Expenses	5.12
Fiber Route	3.31(a)
Financing	5.14
GAAP	3.11(a)(ii)
Governmental Authority	8.1(j)
Governmental Authorizations	3.6
Hazardous Substances	8.1(k)
HSR Act	3.6(c)
ILEC Agreements	3.15(a)(ix)
Indemnified Parties	5.7(a)
Information Statement	5.5(a)
Intellectual Property	8.1(l)
IRS	3.17(b)
Knowledge	8.1(m)
Law	8.1(n)
Legal Actions	3.14
Liabilities	3.12
Liens	8.1(p)
Maximum Premium	5.7(c)
Merger	Recitals
Merger Consideration	2.1(c)(i)
Merger Sub	Preamble
MICP	5.6(e)
Network Facility Agreement	3.30(d)
New Plans	5.6(c)
Old Certificates	2.1(c)(ii)
Orders	8.1(s)
Parent	Preamble
Parent Assets	4.4(b)
Parent Contracts	4.4(c)
Parent Disclosure Letter	IV
Parent Expenses	7.6(b)
Paying Agent	2.2(a)
Payment Fund	2.2(b)
Performance-Based Company Stock Award	2.3(b)
Permits	3.23(a)
Person	8.1(x)
Principal Stockholders	Recitals

v

Term	Section
Representatives	8.1(y)
Required Telecommunications Consents	5.9(c)
Right-of-Way Agreement	3.30(a)
SEC	2.3(f)
Securities Act	3.10
Specified Employee	2.3(c)(ii)
Subsidiary	8.1(aa)
Superior Proposal	8.1(bb)
Surviving Bylaws	1.6(a)
Surviving Charter	1.5(a)
Surviving Corporation	1.1
Tax Returns	8.1(dd)
Taxes	8.1(ee)
Time-Based Company Stock Award	2.3(c)(i)
Voting Agreement	Recitals
Written Consent	Recitals

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 1, 2010 (this “Agreement”), by and among EARTHLINK, INC., a Delaware corporation (“Parent”), EGYPT MERGER CORP., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and ITC^DELTACOM, INC., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”), at a duly called and held meeting thereof, has unanimously (a) approved and declared advisable this Agreement, the merger of Merger Sub with and into the Company (the “Merger”) and the other transactions contemplated by this Agreement, (b) declared that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement, (c) directed that this Agreement be submitted for adoption by the stockholders of the Company, (d) approved the Voting Agreement, and (e) recommended to the stockholders of the Company that they adopt this Agreement;

WHEREAS, the board of directors of Merger Sub, at a duly called and held meeting thereof, has unanimously approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Parent to enter into this Agreement, certain stockholders of the Company (the “Principal Stockholders”) are entering into a voting agreement (the “Voting Agreement”) with Parent pursuant to which, among other things, the Principal Stockholders have agreed, subject to the terms thereof, to execute and deliver to the Company and Parent a written consent, substantially in the form attached thereto as Exhibit A (the “Written Consent”), pursuant to which such holders shall adopt this Agreement in accordance with Section 228 and Section 251(c) of the General Corporation Law of the State of Delaware (the “DGCL”).

Accordingly, in consideration of the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, (a) Merger Sub shall be merged with and into the Company in accordance with the DGCL and (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under Delaware Law as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of King & Spalding, LLP, 1185 Avenue of the Americas, New York, New York 10036, at 10:00 a.m. (New York City time) on the second Business Day after the day on which the conditions set forth in Article VI (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived in accordance with this Agreement or (b) at such other place and time as Parent and the Company may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. At the Closing, Parent and the Company shall cause a certificate of merger for the Merger (the “Certificate of Merger”) to be executed, signed, acknowledged and filed with the Secretary of State of the State of Delaware in such form as is required by the relevant provisions of the DGCL. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effect set forth in the DGCL, this Agreement and the Certificate of Merger.

Section 1.5 Certificate of Incorporation.

(a) The certificate of incorporation of the Company shall, at the Effective Time, be amended and restated to read in its entirety as set forth on Exhibit B and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Charter”).

Section 1.6 Bylaws.

(a) The bylaws of the Company shall, at the Effective Time, be amended to read in their entirety as set forth in Exhibit C and, as so amended, shall be the bylaws of the Surviving Corporation (the “Surviving Bylaws”).

Section 1.7 Directors. The parties shall take all requisite action so that the directors of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

Section 1.8 Officers. Other than the Non-Continuing Employees, the officers of the Company immediately before the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Conversion of the Company’s Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Parent, Merger Sub or the Company:

(a) Conversion of Merger Sub’s Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock, Parent-Owned Stock and Company-Owned Stock. Each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) owned by the Company or any of its wholly owned Subsidiaries or by Parent or any of its wholly owned Subsidiaries immediately before the Effective Time (collectively, the “Company Excluded Shares”) shall be cancelled automatically and shall cease to exist, and no consideration shall be paid for those Company Excluded Shares.

(c) Cancellation and Conversion of Company Common Stock.

(i) Each share of Company Common Stock issued and outstanding immediately before the Effective Time, other than any Company Excluded Shares or shares as to which appraisal rights are perfected pursuant to Section 2.4, shall be converted into the right to receive an amount of cash equal to $3.00 (the “Merger Consideration”).

(ii) All shares of Company Common Stock that have been converted pursuant to Section 2.1(c)(i) shall be cancelled automatically and shall cease to exist, and the holders of certificates (“Old Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately before the Effective Time represented those shares shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration upon surrender of their Old Certificates or Book-Entry Shares in accordance with Section 2.2.

Section 2.2 Surrender of Certificates; Book-Entry Shares

(a) Paying Agent. Before the Effective Time, Parent shall (i) select a bank or trust company, who must be satisfactory to the Company in its reasonable discretion, to act as the paying agent in the Merger (the “Paying Agent”) and

(ii) enter into a paying agent agreement with the Paying Agent, the terms and conditions of which must be satisfactory to the Company in its reasonable discretion. Parent shall be responsible for all fees and expenses of the Paying Agent.

(b) Payment Fund. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent an amount of cash (the “Payment Fund”) sufficient to deliver to the stockholders of the Company the aggregate Merger Consideration to which the stockholders of the Company are entitled to receive pursuant to Section 2.1(c)(i). At the time of such deposit, Parent and the Surviving Corporation shall irrevocably instruct the Paying Agent to deliver such aggregate Merger Consideration to the stockholders of the Company in accordance with the procedures of the Paying Agent referred to in Section 2.2(c).

(c) Payment Procedures.

(i) Letter of Transmittal. As promptly as practicable but in no event later than two Business Days following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a share of Company Common Stock converted pursuant to Section 2.1(c)(i), (x) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass, only upon proper delivery of Old Certificates or Book-Entry Shares to the Paying Agent and (y) instructions for surrendering such Old Certificates or Book-Entry Shares.

(ii) Surrender of Certificates. Upon surrender of an Old Certificate or Book-Entry Shares for cancellation to the Paying Agent, together with a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent, the holder of that Old Certificate or Book-Entry Shares shall be entitled to receive, and the Paying Agent shall pay in exchange therefor, the Merger Consideration payable in respect of the number of shares formerly evidenced by that Old Certificate or Book-Entry Shares less any required withholding of Taxes. Any Old Certificates or Book-Entry Shares so surrendered shall be cancelled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Old Certificates or Book-Entry Shares.

(iii) Unregistered Transferees. If any Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Old Certificate is registered, then the Merger Consideration may be paid to such a transferee so long as (A) the surrendered Old Certificate is accompanied by all documents reasonably required by Parent to evidence and effect that transfer and (B) the Person requesting such payment (1) pays any applicable transfer Taxes or (2) establishes to the reasonable satisfaction of Parent and the Paying Agent that any such Taxes have already been paid or are not applicable.

(iv) No Other Rights. Until surrendered in accordance with this Section 2.2(c), each Old Certificate or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger

Consideration. Any Merger Consideration paid upon the surrender of any Old Certificate or Book-Entry Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to that Old Certificate or Book-Entry Shares and the shares of Company Common Stock formerly represented thereby.

(d) Lost, Stolen or Destroyed Certificates. If any Old Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Old Certificate, the Paying Agent shall pay, in exchange for such affidavit claiming such Old Certificate is lost, stolen or destroyed, the Merger Consideration to such Person in respect of the shares of Company Common Stock formerly represented by such Old Certificate.

(e) No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately before the Effective Time.

(f) Required Withholding. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement such amounts as may be required to be deducted or withheld therefrom under the Internal Revenue Code of 1986, as amended from time to time (the “Code”), or any applicable state, local or foreign Tax Law. To the extent that any amounts are so deducted and withheld and paid to the appropriate taxing authorities, those amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes under this Agreement.

(g) No Liability. None of Parent, the Surviving Corporation and the Paying Agent shall be liable to any holder of Old Certificates for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Law.

(h) Investment of Payment Fund. The Paying Agent shall invest the Payment Fund as directed by Parent; provided, that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a State of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10 billion, or in mutual funds investing in such assets. Any such investment shall be for the benefit, and at the risk, of Parent, and any interest or other income resulting from such investment shall be for the benefit of Parent; provided, that no such investment or losses thereon shall affect the Merger Consideration payable to former stockholders of the Company, and Parent shall promptly provide, or shall cause the Surviving Corporation promptly to provide, additional funds to the Paying Agent for the benefit of the former stockholders of the Company in the amount of any such losses to the extent necessary to satisfy the obligations of Parent and the Surviving Corporation under this Article II.

(i) Termination of Payment Fund. Any portion of the Payment Fund that remains unclaimed by the holders of Old Certificates or Book-Entry Shares one year after the Effective Time shall be delivered by the Paying Agent to Parent upon demand. Thereafter, any holder of Old Certificates or Book-Entry Shares who has not complied with this Article II shall look only to Parent for payment of the Merger Consideration.

Section 2.3 Company Options and Company Stock Awards.

(a) The Company shall use reasonable best efforts so that, as of the Effective Time, each option to acquire shares of Company Common Stock awarded under the Company Stock Incentive Plans (each, a “Company Option”) that is outstanding immediately before the Effective Time, whether or not vested and exercisable, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company Option, shall be cancelled and converted into the right to receive an amount in cash, without interest, payable at the Effective Time that is equal to the excess, if any, of the Merger Consideration over the per share exercise or purchase price of the applicable Company Option (the “Exercise Price”) multiplied by the aggregate number of shares of Common Stock in respect of such Company Option immediately before the Effective Time. For the avoidance of doubt, if the Exercise Price of a Company Option is equal to or exceeds the value of the Merger Consideration, such Company Option shall be cancelled and terminated at the Effective Time without payment or consideration therefor and the holder of such Company Option shall have no rights whatsoever with respect thereto.

(b) The Company has obtained the requisite irrevocable consents so that, as of the Effective Time, each award of restricted stock units that represents the right to acquire shares of Common Stock awarded under the Company Stock Incentive Plans (each, a “Company Stock Award”) that is subject to performance-based vesting criteria (each, a “Performance-Based Company Stock Award”) outstanding immediately before the Effective Time, whether or not then exercisable or vested, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company Stock Award, shall be cancelled and terminated at the Effective Time without payment or consideration therefor and each holder of a Performance-Based Company Stock Award shall have no rights whatsoever with respect thereto. Each Performance-Based Company Stock Award is identified in Section 2.3(b) of the Company Disclosure Letter.

(c) The Company shall use reasonable best efforts so that, as of the Effective Time,

(i) each Company Stock Award that is (A) subject to time-based vesting criteria (each, a “Time-Based Company Stock Award”), (B) held by a Non-Continuing Employee and (C) (x) outstanding and unvested or (y) outstanding, vested and not yet delivered, in each case, immediately before the Effective Time,

(ii) each Time-Based Company Stock Award that is held by a Continuing Employee listed on Section 2.3(c) of the Company Disclosure Letter (each, a “Specified Employee”) to the extent that such award represents outstanding, vested and not yet delivered shares of Company Common Stock immediately prior to the Effective Time, and

(iii) each Time-Based Company Stock Award that is held by a Specified Employee to the extent that such award represents 50% of the outstanding and unvested shares of Company Common Stock subject to such award immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of each such Company Stock Award, shall be cancelled and converted into the right to receive an amount in cash, without interest, payable at the Effective Time that is equal to the Merger Consideration multiplied by (1) the number of shares of Company Common Stock subject to such Time-Based Company Stock Award, in the case of Time-Based Company Stock Awards described in Section 2.3(c)(i), (2) the number of shares of Company Common Stock described in Section 2.3(c)(ii) with respect to an award described in Section 2.3(c)(ii) and (3) the number of shares of Company Common Stock described in Section 2.3(c)(iii) with respect to an award described in Section 2.3(c)(iii), as applicable.

(d) Each of the Company and Parent shall use reasonable best efforts so that, as of the Effective Time, each Time-Based Company Stock Award (to the extent that it is not cancelled in accordance with Section 2.3(c) of this Agreement) that is (x) outstanding and unvested or (y) outstanding, vested and not yet delivered, in each case, immediately before the Effective Time and held by a Continuing Employee, shall, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Time-Based Company Stock Award, be assumed by Parent and converted into a restricted stock unit that represents the right to acquire a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the product of (x) the number of shares of Company Common Stock subject to such Time-Based Company Stock Award, multiplied by (y) the Conversion Ratio (each a “Converted Stock Award”); provided, that any fractional share resulting from such multiplication shall be rounded up or down to the nearest whole share. Following the Effective Time, each Converted Stock Award shall continue to be governed by the same terms and conditions, including the vesting schedule, as were applicable to the applicable Time-Based Company Stock Award immediately prior to the Effective Time, including terms contained in the Company Stock Incentive Plans and any stock unit award agreement, as appropriate; provided, however that if the employment of a Continuing Employee who becomes a holder of a Converted Stock Award pursuant to this Section 2.3(d) is terminated for any reason other than for Cause (as defined in the applicable stock unit award agreement) or other than for Poor Performance (as defined below) by Parent, the Surviving Corporation, or any of their respective Subsidiaries or Affiliates while any portion of such Converted Stock Award is unvested then, notwithstanding any provision of this Agreement, the Company Stock Incentive Plans, or otherwise to the contrary, any portion of such Converted Stock Award that is unvested on the date of such termination of employment shall immediately become vested and, for the avoidance of doubt, shall remain payable in accordance with the stock unit award agreement applicable thereto. For purposes of this Section 2.3(d), a termination for Poor Performance means a termination of employment for poor performance on the job after due notice and time to cure in accordance with Parent’s standard policies and practices for Parent’s employees for terminations for poor performance on the job. As used in this Agreement, “Conversion Ratio” means a fraction, the numerator of which shall be the Merger Consideration and the denominator of which shall be the average closing price per share of Parent Common Stock for the twenty (20) consecutive trading days ending on (and including) the second trading day immediately prior to the Effective Time (as reported by Bloomberg LP for each such trading day, or, if not reported by Bloomberg LP, any other authoritative source reasonably selected and agreed upon in writing by Parent and the Company).

(e) The adjustments provided for in Section 2.3(e) with respect to any Time-Based Company Stock Award shall be and are intended to be effected in a manner which is consistent with Section 409A of the Code. The Company shall ensure that following the Effective Time, no holder of a Converted Stock Award or any participant in the Company Stock Incentive Plans shall have any right to receive shares of Company Common Stock following the Effective Time or any other equity interest therein.

(f) At the Effective Time, by virtue of the Merger and without the need of any further corporate action, Parent shall assume the Converted Stock Awards in accordance with the terms set forth in this Section 2.3, and shall assume the Company Stock Incentive Plans. On or prior to the Effective Time, Parent shall take all corporate action necessary to (i) reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Converted Stock Awards and (ii) otherwise effect the provisions of this Section 2.3. Not later than the Effective Time, Parent shall prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-8 (or another appropriate form) registering a number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock subject to the Converted Stock Awards. Such registration statement shall be kept effective (and the current status of the prospectus or prospectuses required thereby shall be maintained) at least for so long as any Converted Stock Awards may remain outstanding.

(g) Any payments made pursuant to this Section 2.3 in respect of the Company Options or Company Stock Awards, as applicable, shall be reduced by any income or employment Tax withholding required under (i) the Code, (ii) any applicable state, local or foreign Tax Law, and (iii) any other applicable Laws. To the extent that any amounts are so withheld and paid to the appropriate taxing authorities, those amounts shall be treated as having been paid to the holder of that Company Option or Company Stock Award, as applicable, for all purposes under this Agreement.

(h) Promptly after the execution of this Agreement, the Company shall mail to each holder of Company Options and Company Stock Awards a letter describing the treatment of and payment for such Company Options or Company Stock Awards pursuant to this Section 2.3 and providing instructions for use in obtaining payment for such Company Options or Company Stock Awards, to the extent applicable. Parent shall, and shall cause the Surviving Corporation to, at all times from and after the Effective Time maintain sufficient liquid funds to satisfy their obligations to holders of Company Options and Company Stock Awards pursuant to this Section 2.3.

Section 2.4 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, any shares of Company Common Stock for which the holder thereof (i) has not voted in favor of adoption of this Agreement or consented thereto in writing and (ii) has demanded the appraisal of such shares in accordance with, and has complied in all respects with, Delaware Law (collectively, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.1(c)(i). At the Effective Time, (A) all Dissenting Shares shall be cancelled and cease to exist, and (B) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under Delaware Law.

(b) Notwithstanding the provisions of Section 2.4(a), if any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that holder’s shares (i) shall be deemed no longer to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration upon surrender of the Old Certificate or Book-Entry Shares formerly representing such shares in accordance with Section 2.2.

(c) The Company shall give Parent (i) notice of any written demands for appraisal of any shares of Company Common Stock, the withdrawals of such demands and any other instrument relating to appraisal served on the Company under Delaware Law and (ii) the right to participate in all negotiations and proceedings with respect to such demands for appraisal. Except to the extent required by applicable Law, the Company shall not offer to make or make any payment with respect to any such demands for appraisal without the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned.

Section 2.5 Adjustments to Prevent Dilution. In the event that the Company changes the number of shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse split), stock-based dividend or distribution, recapitalization, merger, subdivision, combination, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be adjusted appropriately to provide to the stockholders of the Company the same economic effect as contemplated by this Agreement prior to such reclassification, split, dividend, distribution, recapitalization, merger, subdivision, combination, tender or exchange or similar transaction.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding sections of the disclosure letter delivered by the Company to Parent before the execution of this Agreement (the “Company Disclosure Letter”), it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall be deemed to be disclosure with respect to any other section to which the relevance of such item is reasonably apparent, or as disclosed in the Company SEC Reports filed since January 1, 2008 and before the date of this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer), the Company represents and warrants to Parent and Merger Sub that:

Section 3.1 Organization and Power. Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization. Each of the Company and its Subsidiaries has the requisite power and authority, in all material respects, to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 3.2 Foreign Qualifications. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where such qualification is necessary, except where any failure to be so duly qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.3 Corporate Authorization. The Company has all necessary corporate power and authority to enter into this Agreement and, subject to the receipt of the Written Consent, to consummate the transactions contemplated by this Agreement. The Company Board at a meeting duly called and held has (i) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) declared that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement, (iii) directed that this Agreement be submitted for adoption by the stockholders of the Company, (iv) approved the Voting Agreement, and (v) recommended that the stockholders of the Company adopt this Agreement. Assuming that the Written Consent is received, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company. This

Agreement constitutes a legal, valid and binding agreement of the Company, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general applicability relating to or affecting the rights and remedies of creditors generally and, as to enforceability, to the effect of general equity principles (the “Bankruptcy and Equity Exception”).

Section 3.4 Organizational Documents. The Company has made available to Parent correct and complete copies of the certificates of incorporation and bylaws of the Company as in effect on the date of this Agreement (collectively, the “Company Organizational Documents”).

Section 3.5 Subsidiaries. Each of the Subsidiaries of the Company is listed on Section 3.5 of the Company Disclosure Letter and is wholly owned by the Company, directly or indirectly, free and clear of any Liens that are material to the Company and its Subsidiaries, taken as a whole, other than those listed on Section 3.5 of the Company Disclosure Letter. The Company does not own, directly or indirectly, any capital stock of, or any other securities convertible or exchangeable into or exercisable for capital stock of, any Person other than the Subsidiaries of the Company.

Section 3.6 Governmental Authorizations. Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.3 are true and correct, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement do not and will not require any consent, waiver, approval, Order, Permit or other authorization of, or filing with or notification to (collectively, “Governmental Authorizations”), any Governmental Authority, other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the SEC of any filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Securities Exchange Act of 1934 (the “Exchange Act”);

(c) the pre-merger notification required under the Hart Scott Rodino Antitrust Improvements Act of 1976 (the “HSR Act”);

(d) compliance with the applicable consent, waiver, approval, notice or other requirements of the FCC and State PUCs as are specified on Section 3.6(d) of the Company Disclosure Letter;

(e) the Governmental Authorizations specified on Section 3.6(e) of the Company Disclosure Letter; and

(f) other Governmental Authorizations, the failures of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement or prevent or materially impair or materially delay the ability of the Company to perform its obligations hereunder.

Section 3.7 Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents or the comparable organizational or governing documents of any of the Subsidiaries of the Company;

(b) contravene or conflict with, or result in any violation or breach of, any Law applicable to the Company or any of its Subsidiaries or by which any material assets of the Company or any of its Subsidiaries (“Company Assets”) are bound, assuming that all Governmental Authorizations described in Section 3.6 have been obtained or made, other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement or prevent or materially impair or materially delay the ability of the Company to perform its obligations hereunder;

(c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Company Material Contracts to which the Company or any of its Subsidiaries is a party or by which any Company Assets are bound, other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement or prevent or materially impair or materially delay the ability of the Company to perform its obligations hereunder; or

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Company Material Contracts, other than, if not obtained or made, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement or prevent or materially impair or materially delay the ability of the Company to perform its obligations hereunder.

Section 3.8 Capitalization.

(a) As of the date of this Agreement, the Company’s authorized capital stock consists solely of (i) 350,000,000 shares of Company Common Stock and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). Section 3.8 of the Company Disclosure Letter sets forth, as of the date of this Agreement, (A) the number of issued and outstanding shares of

Company Common Stock, (B) the number of shares of Company Common Stock reserved for issuance upon the exercise of outstanding Company Options with an exercise price below $3.00 per share, (C) the number of shares of Company Common Stock reserved for issuance upon the exercise of outstanding Company Options with an exercise price equal to or above $3.00 per share, (D) the number of shares of Company Common Stock reserved for issuance under Time-Based Company Stock Awards held by Non-Continuing Employees, (E) the number of shares of Company Common Stock reserved for issuance under vested Time-Based Company Stock Awards held by Specified Employees, (F) the number of shares of Company Common Stock reserved for issuance under unvested Time-Based Company Stock Awards held by Specified Employees, and (G) the number of Time-Based Company Stock Awards held by Continuing Employees who are not Specified Employees. As of the date of this Agreement, there are no shares of Company Preferred Stock outstanding. Except as set forth on Section 3.8 of the Company Disclosure Letter and except for Performance-Based Company Stock Awards (which will be cancelled at the Effective Time), as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(b) All outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to any pre-emptive rights.

(c) Each outstanding share of capital stock of each Subsidiary of the Company that is a corporation is duly authorized, validly issued, fully paid and non-assessable and is not subject to any pre-emptive rights.

(d) There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or capital stock of any Subsidiary of the Company.

(e) There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting of any shares of capital stock of the Company or any of its Subsidiaries. There are no bonds, debentures, notes or other instruments of indebtedness of the Company or any of its Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities having the right to vote, on any matters on which stockholders of the Company may vote.

Section 3.9 Written Consent. The delivery of the Written Consent will constitute the requisite stockholder action to adopt this Agreement under Section 251(c) of the DGCL and is the only approval of the stockholders of the Company necessary to adopt this Agreement.

Section 3.10 SEC Reports. The Company has timely filed with the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all forms, reports, schedules, statements and other documents required to be filed by the Company with the SEC since January 1, 2008 (collectively, the “Company SEC Reports”). The Company SEC Reports (a) were prepared in all material respects in accordance with the applicable requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act and other applicable Law and (b) did not, at the time they were filed, or if amended or restated, at the time of such later amendment or restatement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC. The Company has made available to Parent correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since January 1, 2008 and prior to the date of this Agreement and not available on the SEC’s EDGAR system prior to the date of this Agreement. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Reports. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

Section 3.11 Financial Statements; Internal Controls.

(a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries included in the Company SEC Reports:

(i) complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

(ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes to those financial statements); and

(iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments).

(b) The Company and its Subsidiaries maintain a system of internal accounting controls (within the meaning of Rules 13a-15(f) and 15d-15(f) of the

Exchange Act) sufficient to provide reasonable assurances regarding (i) the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) the authorization of management with respect to receipts and expenditures of the Company and its Subsidiaries and (iii) the prevention or timely detection of the unauthorized acquisition, use or disposition of any assets the Company or any of its Subsidiaries that could have a material effect on the Company’s financial statements. Each of the Company and its Subsidiaries (x) has designed disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to such Person and its Subsidiaries is made known to the management of such Person by others within those Persons as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Company SEC Reports and (y) has disclosed to its auditors and the audit committee of the Company Board (1) any significant deficiencies in the design or operation of internal controls which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report financial data and has disclosed to its auditors any material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls, and the Company has made available to Parent copies of any such disclosure in clauses (1) and (2).

Section 3.12 Liabilities. Except as set forth on Section 3.12 of the Company Disclosure Letter, there are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”) of the Company or any of its Subsidiaries, other than:

(a) Liabilities disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of June 30, 2010 (the “Balance Sheet Date”) or the footnotes thereto set forth in the Company SEC Reports;

(b) Liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice;

(c) Liabilities incurred in connection with the Merger or any other transaction contemplated by this Agreement or as permitted or contemplated by this Agreement; and

(d) Liabilities that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.13 Absence of Certain Changes. Except as set forth in Section 3.13 of the Company’s Disclosure Letter, during the period between the Balance Sheet Date and the date of this Agreement, (a) the Company and its Subsidiaries have conducted their businesses in the ordinary course consistent with past practice in all material respects, (b) neither the Company nor any of is Subsidiaries has taken any action of the type described in Sections 5.1(a), 5.1(b), 5.1(c) 5.1(d), 5.1(f), 5.1(g), 5.1(h), 5.1(j), 5.1(l), 5.1(m), 5.1(n), 5.1(p), 5.1(q) or 5.1(r) that, had such action been taken following the date of this Agreement without the prior written consent of Parent, would be in violation of such Sections 5.1(a), 5.1(b), 5.1(c), 5.1(d), 5.1(f), 5.1(g), 5.1(h), 5.1(j), 5.1(l), 5.1(m), 5.1(n), 5.1(p), 5.1(q) or 5.1(r), and (c) there has not been any Company Material Adverse Effect.

Section 3.14 Litigation. Except as set forth on Section 3.14 of the Company Disclosure Letter, as of the date of this Agreement, there are no legal actions, claims, demands, arbitrations, hearings, charges, complaints, investigations, examinations, indictments, litigations, suits or other civil, criminal, administrative or investigative proceedings (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement or prevent or materially impair or materially delay the ability of the Company to perform its obligations hereunder. As of the date of this Agreement, there are no Orders outstanding against the Company or any of its Subsidiaries that are material to the Company and its Subsidiaries, taken as a whole.

Section 3.15 Material Contracts.

(a) Section 3.15(a) of the Company Disclosure Letter lists the following Contracts in effect as of the date hereof to which the Company or any Subsidiary of the Company is a party or by which any of them is bound (collectively, the “Company Material Contracts”):

(i) Contracts (other than the Company Benefit Plans) filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company in a Current Report on Form 8-K since the Balance Sheet Date and before the date of this Agreement;

(ii) Contracts with any stockholder, current or former Executive Officer or director or Affiliate of the Company or any Subsidiary of the Company;

(iii) Contracts for the sale of any of the assets of the Company, other than in the ordinary course of business, for consideration in excess of $1,000,000;

(iv) Contracts relating to the borrowing of money, the making of any loans or the guarantee of any third-party indebtedness for borrowed money, in each case involving amounts in excess of $1,000,000;

(v) Contracts involving payments to, or expenditures by, the Company or any Subsidiary of the Company (A) with a remaining term of more than three years from the date hereof with respect to which the payments or expenditures are expected to exceed $750,000 on an annual basis or (B) with respect to which the payments or expenditures are expected to exceed $1,500,000 on an annual basis;

(vi) Contracts restricting the Company or any Subsidiary of the Company from engaging in any material line of business or competing with any Person or in any geographical area;

(vii) Contracts providing for the settlement of claims in excess of $1,000,000 against the Company or any Subsidiary of the Company pursuant to which the Company or any Subsidiary of the Company has any existing Liability in excess of $1,000,000;

(viii) Contracts relating to exchange traded or over-the-counter swap, forward, future, option, cap, floor or collar arrangements, or any other Contract relating to foreign currency or interest rate protection;

(ix) Contracts relating to material interconnection agreements, material line-sharing agreements, material line-splitting agreements and other material Contracts between the Company or any of its Subsidiaries and various incumbent local exchange carriers (collectively, the “ILEC Agreements”); or

(x) Contracts relating to (A) the sale, outbound license or outbound lease by the Company or any Subsidiary of the Company of any indefeasible rights of use of capacity infrastructure or peering arrangements or (B) the purchase, inbound license or inbound lease by the Company or any Subsidiary of the Company of any indefeasible rights of use of capacity infrastructure or peering arrangements; or

(xi) any other Contracts not included under the foregoing clauses (i) through (x) that are material to the Company and its Subsidiaries, taken as a whole.

(b) Each Company Material Contract is a valid and binding Contract of the Company or its applicable Subsidiary, subject to the Bankruptcy and Equity Exception. None of the Company, its applicable Subsidiary and, to the Knowledge of the Company, any other party thereto, is in material breach or default under any Company Material Contract, other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Company, none of the Company or any Subsidiary of the Company has received notice of any material violation or default under (or any condition which with the passage of time or the giving of notice would cause a material violation or default under) any Company Material Contract.

(c) Each ILEC Agreement that is subject to Section 252 of the Communications Act, has been approved by the applicable state commission. The Company and/or any of its Subsidiaries, as applicable, that is a party to an ILEC Agreement has performed all obligations required to be performed by it under such ILEC Agreement, except, in each case, as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.16 Compliance with Communications Laws. Except as set forth in Section 3.16 of the Company Disclosure Letter:

(a) The Company and its Subsidiaries currently have all material Permits that are required under the Communications Act of 1934, as amended (the “Communications Act”), applicable state communications laws and the published rules, regulations and policies promulgated thereunder by any Governmental Authority (collectively, the “Communications Laws”) for the operation of their businesses as presently conducted. The operations of the Company and its Subsidiaries are in material compliance with the terms and conditions of the Communications Laws. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has done anything or failed to do anything which reasonably would be expected to cause the loss of any material Permit granted pursuant to applicable Communications Laws.

(b) No petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint, or proceeding seeking to revoke, reconsider the grant of, cancel, suspend or modify any of the material Permits granted pursuant to applicable Communications Laws is pending or, to the Knowledge of the Company, threatened before any Governmental Authority. No notices have been received by and no claims have been filed against the Company or any of its Subsidiaries alleging failure to hold any requisite Permits issued pursuant to applicable Communications Laws.

Section 3.17 Benefit Plans.

(a) Section 3.17(a) of the Company Disclosure Letter lists (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), all employment agreements, employment offer letters, change of control and severance agreements, plans and policies, and stock incentive plans and (ii) all other consulting, bonus, incentive, deferred compensation and other employee benefit plans (including the Company Stock Incentive Plans), agreements, programs, policies or commitments, whether or not subject to ERISA, with respect to which the Company and any of its Subsidiaries have any material liabilities or obligations, in each case (A) under which any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries has any right to benefits and (B) which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries makes or is required to make contributions with respect to such directors, officers, employees or consultants. All such plans, agreements, programs, policies and commitments are collectively referred to as the “Company Benefit Plans.”

(b) With respect to each Company Benefit Plan, if applicable, the Company has made available to Parent true and complete copies of (i) the plan document as currently in effect, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 (including all schedules), (iv) the most recent annual audited financial statements and opinion, and (v) if the Company Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”).

(c) Except as set forth on Section 3.17(c) of the Company Disclosure Letter, the Company does not maintain, sponsor or contribute to, and has not within the preceding six years maintained, sponsored or contributed to, any employee benefit plan subject to Section 412 of the Code or Title IV of ERISA.

(d) Except as set forth on Section 3.17(d) of the Company Disclosure Letter, each Company Benefit Plan is in compliance in all material respects with ERISA, the Code and other applicable Law and any prohibited transaction under the Code or ERISA has been timely and properly corrected. With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code, (i) a favorable determination letter has been issued by the IRS with respect to such qualification, (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code, and (iii) to the Knowledge of the Company, no event has occurred since the date of such qualification or exemption that would adversely affect such qualification or exemption.

(e) Except as set forth on Section 3.17(e) of the Company Disclosure Letter, no Company Benefit Plan provides health, medical, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA or Section 4980B of the Code, or any similar state group health plan continuation Law, the cost of which is fully paid by such current or former employees or their dependents.

(f) Except as set forth on Section 3.17(f) of the Company Disclosure Letter, the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement will not (i) result in any payment becoming due, or increase the amount of any compensation due, to any current or former employee of the Company or any of its Subsidiaries, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits to any current or former employee of the Company or any of its Subsidiaries, (iv) result in any funding, through a grantor trust or otherwise, of any compensation or benefits to any current or former employee of the Company or any of its Subsidiaries or (v) result in any payment becoming due to any employee or service provider of the Company or any of its Subsidiaries that would be subject to an excise tax under Section 4999 of the Code for which the Company or any of its Subsidiaries has an obligation to indemnify such affected employee or service provider.

(g) There are no pending, or, to the Knowledge of the Company, threatened, claims or litigation against any Company Benefit Plan, other than (i) ordinary claims for benefits by participants and beneficiaries and (ii) as would not be material to the Company and its Subsidiaries, taken as a whole.

Section 3.18 Labor Relations.

(a) Except as set forth on Section 3.18(a) of the Company Disclosure Letter, (i) no employee of the Company or any of its Subsidiaries is represented by a union and, to the Knowledge of the Company, no union organizing efforts have been conducted since January 1, 2009, (ii) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor contract and (iii) neither the Company nor any of its Subsidiaries currently has, or, to the Knowledge of the Company, is there now threatened, a strike, picket, work stoppage, work slowdown or other organized labor dispute that would be material to the Company and its Subsidiaries, taken as a whole.

(b) Except as set forth on Section 3.18(b) of the Company Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is in compliance with all applicable Law relating to the employment of labor, including all applicable Law relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity and the collection and payment of withholding or social security taxes, and (ii) neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law within the last six months that remains unsatisfied.

Section 3.19 Taxes.

(a) All income and other material Tax Returns required to be filed by or with respect to the Company and its Subsidiaries, and each affiliated, combined, consolidated or unitary group of which the Company or any such Subsidiary is or has been a member (a “Company Group”), have been timely filed, and all such Tax Returns are true, complete and correct in all material respects. Neither the Company nor any of its Subsidiaries has requested any extension of time within which to file any income or other material Tax Return which Tax Return has not yet been filed.

(b) All material Taxes due and owing by the Company and its Subsidiaries and each Company Group (in each case, whether or not shown or required to be shown on any Tax Return) have been timely paid in full, except for Taxes the validity or amount of which is being contested in good faith.

(c) The accruals and reserves for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) reflected in the most recent financial statements contained in the Company SEC Reports filed prior to the date hereof are adequate to cover all unpaid Taxes of the Company and its Subsidiaries and each Company Group for all taxable periods and portions thereof through the date of such financial statements.

(d) The Company and its Subsidiaries have withheld and paid over all Taxes required to have been withheld and paid over and complied in all material respects with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, consultant, creditor, independent contractor or other third party.

(e) There are no Liens on any of the assets, rights or properties of the Company or any Subsidiary arising out of any alleged failure to pay or collect any Taxes.

(f) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(g) Except as set forth on Section 3.19 of the Company Disclosure Letter, no audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of the Company, threatened in writing with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries or any Company Group.

(h) All deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Company SEC Reports.

(i) In the last five (5) years, no claim has been made in writing by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries, as the case may be, is or may be subject to Tax in that jurisdiction.

(j) Neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the Internal Revenue Service or comparable rulings of other Governmental Authorities with respect to Taxes that will be binding on the Company or any of its Subsidiaries with respect to any period following the Effective Time. Neither the Company nor any of its Subsidiaries has granted any power of attorney that is currently in force with respect to any Tax matters or Tax Returns.

(k) Neither the Company nor any of its Subsidiaries has been a member of any affiliated, combined, consolidated or unitary group other than the group of which the Company is the parent. None of the Company or any of its Subsidiaries has any liability for, or any indemnification or reimbursement obligation with respect to, Taxes of any Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision under foreign, state or local Law) or (ii) as a transferee or successor. Neither the Company nor any of its Subsidiaries is a party to any Tax sharing agreement, Tax indemnity obligation or similar agreement, or practice, with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority).

(l) Neither the Company nor any of its Subsidiaries has agreed to or is required to make any adjustment under Code Section 481(a) by reason of a change in accounting method or otherwise. Neither the Company nor any of its Subsidiaries will be required to include in income, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Effective Time as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (ii) intercompany transactions occurring at or prior to the Effective Time or any excess loss account in existence at the Effective Time as described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (iii) any open transaction or installment disposition made at or prior to the Effective Time; or (iv) any election to defer the recognition of cancellation of indebtedness income pursuant to Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(m) The Company has not been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) at any time during the last five (5) years.

(n) Neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

Section 3.20 Environmental Matters. The operations of the Company and its Subsidiaries comply and have complied with all applicable Laws relating to (a) pollution, contamination, natural resources, cleanup, reclamation and protection of the environment or employee health and safety, (b) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures and any responses thereto or (c) the generation, disturbance, manufacture, processing, distribution, use, treatment, storage, disposal, recycling, reclamation, presence, transport or handling of Hazardous Substances (collectively, “Environmental Law”), in each case, other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries possess all material Permits required under Environmental Law necessary for their respective operations, all such Permits are in full force and effect and, to the Knowledge of the Company, no suspension, cancellation or material modifications of any such Permit is pending or threatened. Such operations are in compliance with all such Permits, other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No material claim, suit or proceeding arising under or pursuant to Environmental Law or otherwise involving Hazardous Substances is pending, or to the Knowledge of the

Company, threatened, against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any material notice, notification, demand, request for information, citation, summons, complaint or order (other than de minimis matters) relating to any Environmental Law or otherwise involving Hazardous Substances. Neither the Company nor any of its Subsidiaries is, or, to the Knowledge of the Company, expects to become, a party to any material order, judgment, decree, contract, agreement, or other document that imposes any liabilities or obligations under any Environmental Law or otherwise relates to Hazardous Substances. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has any outstanding material liabilities under any Environmental Law or otherwise relating to Hazardous Substances. Notwithstanding anything in this Agreement to the contrary, this Section 3.20 is the only representation made by the Company with respect to Environmental Law, Hazardous Substances or actual or potential clean-up, remediation, removal or other response costs (including the cost of coming into compliance with Environmental Law), investigation costs (including fees of consultants, counsel and other experts in connection with any environmental investigation, testing, audits or studies), losses, Liabilities, payments, Damages (including any actual, punitive or consequential damages (A) under any Environmental Law, contractual obligations or otherwise or (B) to third parties for personal injury or property damage), civil or criminal fines or penalties, judgments or amounts paid in settlement, in each case, arising out of or relating to any obligation or Liability under any Environmental Law.

Section 3.21 Intellectual Property.

(a) Except as set forth in Section 3.21(a) of the Company Disclosure Letter, the Company or one of its Subsidiaries owns, is licensed to use, or otherwise has the right to use all material Intellectual Property required for the operation of the business of the Company and its Subsidiaries (collectively, the “Company Intellectual Property”) free and clear of any Lien. Section 3.21(a) of the Company Disclosure Letter sets forth all Intellectual Property owned by the Company or any of its Subsidiaries that is registered, issued, or the subject of a pending application for registration. None of the Intellectual Property owned or purported to be owned by the Company and/or its Subsidiaries (collectively, the “Company Owned Intellectual Property”) has been adjudged invalid or unenforceable and, to the Knowledge of the Company and its Subsidiaries, the Company Owned Intellectual Property is valid and enforceable, subject to the Bankruptcy and Equity Exception. The Company and/or its Subsidiaries own all right, title, and interest to the Company Owned Intellectual Property, subject to the Company IP Licenses.

(b) Section 3.21(b) of the Company Disclosure Letter sets forth all material Contracts pursuant to which Company Intellectual Property is licensed to the Company and/or its Subsidiaries by a third party or pursuant to which the Company or any of its Subsidiaries has granted to a third party the right to use Company Owned Intellectual Property (collectively, the “Company IP Licenses”), excluding non-exclusive licenses to the Company and/or its Subsidiaries of “off the shelf,” commercially available software that is used by the Company and/or its Subsidiaries only for its or their internal business operations. To the Knowledge of the Company and its Subsidiaries, (i) each Company IP License is valid and enforceable, subject to the Bankruptcy and Equity Exception, and is binding on all parties thereto, and (ii) no party to any Company IP License is in material breach thereof or material default thereunder. The Company and its Subsidiaries are in compliance with the material terms and conditions of all Company IP Licenses in favor of the Company and/or one or more of its Subsidiaries, as applicable.

(c) To the Knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries as currently conducted does not infringe upon or misappropriate, in any material respect, the Intellectual Property rights of any third party and no material claim is pending or asserted in writing against the Company or any of its Subsidiaries that the conduct of the businesses of the Company and/or its Subsidiaries as currently conducted infringes upon or misappropriates the Intellectual Property rights of any third party. To the Knowledge of the Company and its Subsidiaries, no Person is infringing upon or misappropriating, in any material respect, any Company Owned Intellectual Property.

(d) The Company and its Subsidiaries have taken commercially reasonable steps to protect the rights of the Company and its Subsidiaries, as applicable, in the Company Confidential Information and any trade secret or confidential information of third parties used by the Company or any of its Subsidiaries. “Company Confidential Information” means any data or information of the Company or any of its Subsidiaries (including trade secrets) that is valuable to the operation of the Company’s or any of its Subsidiaries’ business and not generally known to the public or competitors.

Section 3.22 Real Property; Personal Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have valid title to, or have an enforceable right to use or an enforceable leasehold interest in, all real property (including all buildings, fixtures and other improvements thereto) used by them. Except as set forth on Section 3.22 of the Company Disclosure Letter, none of the Company’s or any of its Subsidiaries’ ownership of or leasehold interest in any such real property is subject to any Lien that would be material to the Company and its Subsidiaries, taken as a whole.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have valid title to, or an enforceable leasehold interest in, all personal Company Assets used by them. Except as set forth on Section 3.22 of the Company Disclosure Letter, none of the Company’s or any of its Subsidiaries’ ownership of or leasehold interest in any such personal Company Assets is subject to any Liens that would be material to the Company and its Subsidiaries, taken as a whole.

Section 3.23 Permits; Compliance with Law.

(a) Except as set forth on Section 3.23 of the Company Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, registrations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Authority (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”), and (ii) all such Company Permits are in full force and effect. To the Knowledge of the Company, no suspension or cancellation of any of the Company Permits is pending or threatened.

(b) Except as set forth on Section 3.23 of the Company Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any Law applicable to the Company or such Subsidiary or by which any of the Company Assets is bound or (ii) any Company Permits.

(c) No representation is made under this Section 3.23 with respect to the Communications Act and other Communications Laws, employee benefits, labor, tax, environmental or intellectual property matters, which matters are addressed in Sections 3.16, 3.17, 3.18, 3.19, 3.20 and 3.21, respectively.

Section 3.24 Insurance. All insurance policies of the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law in all material respects and as is customary for the industries in which the Company and its Subsidiaries operate. To the Knowledge of the Company, neither it nor any of its Subsidiaries is in material breach or default under, and neither it nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or material modification of, any insurance policies.

Section 3.25 Related Party Transactions. Except as set forth in Section 3.15(a)(ii) of the Company Disclosure Letter, there are no Contracts or other transactions or series of similar transactions between the Company or any of its Subsidiaries, on the one hand, and any Person currently who is or who was in the past three years, (a) a current or former Executive Officer or director of the Company, (b) a record or beneficial owner of 5% or more of the securities of the Company or (c) an Affiliate of the Company or of any such director or record or beneficial owner, on the other hand, that are currently in effect, except in each case as described in any Contracts between or among the Company and any of its wholly owned Subsidiaries or between or among any of the Company’s wholly owned Subsidiaries.

Section 3.26 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion in the Information Statement will, when it is filed or at any time it is amended or supplemented or at the date the Information Statement is first mailed to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 3.26, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Information Statement that was not supplied by or on behalf of the Company specifically for inclusion or reference therein.

Section 3.27 Takeover Statutes. The Company Board has taken all necessary action to ensure that the restrictions on business combinations contained in Section 203 of the DGCL will not apply to this Agreement, the Voting Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 3.28 Opinion of Financial Advisors. Each of Evercore Group L.L.C. and Miller Buckfire & Co., LLC (the “Company Financial Advisors”) has delivered to the Company Board an opinion to the effect that, as of the date of such opinion and subject to the various limitations, assumptions, factors and matters set forth therein, the Merger Consideration to be received by holders of Company Common Stock is fair, from a financial point of view, to such holders.

Section 3.29 Brokers. No broker, finder or investment banker other than the Company Financial Advisors is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.30 Right-of-Way Agreements and Network Facilities. Except as set forth in Section 3.30 of the Company Disclosure Letter:

(a) (i) Each right-of-way agreement, license agreement or other agreement permitting or requiring the Company or any of its Subsidiaries to lay, build, operate, maintain or place cable, wires, conduits or other equipment and facilities over land, underwater or underground that is material to the business of the Company and any of its Subsidiaries, taken as a whole, (each, a “Right-of-Way Agreement”) is valid, legally binding, enforceable (subject to the Bankruptcy and Equity Exception) and in full force and effect, (ii) neither the Company nor any of its Subsidiaries is in material breach of or material default under any Right-of-Way Agreement, (iii) no event has occurred which, with notice or lapse of time, would constitute a material breach or material default by the Company or any of its Subsidiaries or permit termination, modification or acceleration by any third party under any Right-of-Way Agreement, and (iv) as of the date of this Agreement, no third party has repudiated or has the right to terminate or repudiate any Right-of-Way Agreement.

(b) All Owned Network Facilities and Leased Network Facilities: (i) are in all material respects in good working order and condition and are without any material defects individually and in the aggregate; (ii) are, individually and in the aggregate, operated, installed, and maintained by the Company, its Subsidiaries, or their contractors in a manner that is in compliance in all material respects with (x) generally accepted industry standards for the United States telecommunications industry, (y) performance requirements in service agreements with customers of the Company and its Subsidiaries, and (z) all Laws, and (iii) comply, individually and in the aggregate, in all material respects with applicable performance standards.

(c) The Company and its Subsidiaries own, free and clear of all Liens (other than Liens incurred in connection with indebtedness of the Company and its Subsidiaries for borrowed money or as would not, individually or in the aggregate, materially interfere with the use by the Company and its Subsidiaries of the property encumbered by Liens), all right, title and interest in Owned Network Facilities, and shall maintain such right, title and interest through the Closing. No third Person may revoke or otherwise encumber or interfere in any material respect with such right, title, and interest.

(d) (i) Each agreement under which third Persons provide Network Facilities, including leases, licenses, indefeasible rights of use of capacity or infrastructure and Right-of-Way Agreements (a “Network Facility Agreement”), to which the Company or any of its Subsidiaries is a party, is a valid, legally binding and enforceable agreement (subject to the Bankruptcy and Equity Exception) and is in full force and effect, and neither the Company nor any of its Subsidiaries is in material breach of or material default under any Network Facility Agreement, (ii) no event has occurred which, with notice or lapse of time, would constitute a material breach or material default by the Company or any of its Subsidiaries or permit termination, revocation, other interference with performance of, modification or acceleration by any third party of any Network Facility Agreement, and (iii) as of the date hereof, no third Person has repudiated, revoked, terminated, or otherwise materially interfered with performance of or has the right to terminate, repudiate, revoke, or otherwise materially interfere with the performance of any Network Facility Agreement.

(e) Neither the Company nor any of its Subsidiaries is in violation of any Laws which, individually or in the aggregate, would materially and adversely affect the ability of the Company or any of its Subsidiaries to use any of the rights associated with the Network Facility Agreements, taken as a whole, in the manner and scope in which such rights are now being used.

(f) For Fiber Routes owned by the Company or any of its Subsidiaries, the Company (or the applicable Subsidiary) (i) has secured all governmental Permits required to legally entitle it to install and maintain its Fiber Routes and related Network Facilities in public and private Rights-of-Way currently occupied by the Company’s Fiber Routes and Network Facilities, and (ii) has necessary underlying legal rights that entitles it to occupy all public and private Rights-of-Way and pole attachments, in the case of clauses (i) and (ii), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.31 Route Information. Section 3.31 of the Company Disclosure Letter sets forth detailed information about the Company’s fiber-based services and solutions from its high-capacity fiber-based network (the “Fiber Route”) including for each segment, the number of fibers in each segment that the Company owns or to which it has the right of use (whether by lease, indefeasible right of use or other mechanism), the route segment for such fiber, and in the case of any fiber that is not owned by the Company, the name of any third party provider. All such information regarding the Fiber Route furnished to Parent is true and correct in all material respects as of the date of this Agreement. For any portion of the Fiber Route that is owned in fee by the Company, to the Knowledge of the Company, the Company has a valid and enforceable easement or right of use with respect to the underlying real property on which such portion of the Fiber Route is located. For any portion of the Fiber Route to which the Company has rights as grantee under an indefeasible right of use, to the Knowledge of the Company, the grantor of such indefeasible right of use owns or has a valid and enforceable right of use with respect to the underlying real property on which such portion of the Fiber Route is located.

Section 3.32 Customers and Suppliers. Except as set forth in Section 3.32 in the Company Disclosure Letter:

(a) As of the date hereof, neither (i) the Company nor any Subsidiary of the Company has received written notice from any customer, or group of customers that, to the Knowledge of the Company, are under common ownership or control, that (A) accounted for at least $500,000 of the aggregate products and services furnished by the Company and the Subsidiaries of the Company in the fiscal year ended December 31, 2009, or (B) is expected, to the Knowledge of the Company, to account for at least $500,000 of the aggregate products and services to be furnished by the Company and the Subsidiaries of the Company in the fiscal year ending December 31, 2010, in each case, that such customer (or such group of customers) has stopped or intends to stop purchasing, or has materially reduced or shall materially reduce purchases of, or has sought or is seeking to materially reduce the price it shall pay for, the products or services of the Company or the Subsidiaries of the Company, nor (ii) has the Company or any of the Subsidiaries of the Company received written notice from any supplier, or group of suppliers that, to the Knowledge of the Company, are under common ownership or control, that (A) accounted for at least $500,000 of the aggregate goods and services purchased by the Company or any Subsidiary of the Company in the fiscal year ended December 31, 2009, or (B) is expected, to the Knowledge of the Company, to account for at least $500,000 of the aggregate goods and services purchased by the Company and the Subsidiaries of the Company in the fiscal year ending December 31, 2010, in each case, that such supplier (or such group of suppliers) has stopped or intends to stop providing goods or services to the Company or any Subsidiary of the Company, or has materially reduced or shall materially reduce the supply of, or has sought or is seeking to materially increase the price it charges for, goods or services supplied to the Company or any Subsidiary of the Company.

(b) Except for requests for call detail records for billing purposes, as of the date hereof, neither the Company nor any Subsidiary of the Company is involved in any dispute with, or has received any written notice of an intention to dispute from, or has received any request for audit, accounting or review from, in each case, involving an amount in excess of $500,000, any Person (including a group of Persons that, to the Knowledge of the Company, are under common ownership or control) with whom the Company or any Subsidiary of the Company does business, (i) with respect to any customer, or group of customers that are under common ownership or control, which involves an aggregate amount in excess of $500,000 as of the date hereof, or (ii) with respect to any supplier, or group of suppliers that are under common ownership or control, which involves an aggregate amount in excess of $500,000 relating to any transactions or commitments made, or any contracts or agreements entered into, by the Company or any Subsidiary of the Company, on one hand, and such Person, on the other hand.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections of the disclosure letter delivered by Parent to the Company before the execution of this Agreement (the “Parent Disclosure Letter”), it being agreed that disclosure of any item in any section of the Parent Disclosure Letter shall be deemed to be disclosure with respect to any other section to which the relevance of such item is reasonably apparent, Parent, and Merger Sub represent and warrant to the Company that:

Section 4.1 Organization and Power. Each of Parent and its Subsidiaries is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization. Each of Parent and its Subsidiaries has the requisite power and authority, in all material respects, to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 4.2 Corporate Authorization. Each of Parent and Merger Sub has all necessary power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The Parent Board has unanimously adopted resolutions approving this Agreement and the transactions contemplated by this Agreement. The Parent Board and the board of directors of Merger Sub, at a meeting duly called and held, has (i) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement and (ii) declared that it is in the best interests of the stockholders of Parent or Merger Sub that Parent or Merger Sub, as applicable, enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger

Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of Parent and Merger Sub, other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub (which shall occur promptly after the date of this Agreement and, in any event, shall have occurred before the Effective Time). This Agreement constitutes a legal, valid and binding agreement of Parent and Merger Sub, subject to the Bankruptcy and Equity Exception.

Section 4.3 Governmental Authorizations. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement do not and will not require any Governmental Authorization, other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the SEC of any filings or reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Exchange Act;

(c) the pre-merger notification required under the HSR Act;

(d) compliance with the applicable consent, waiver, approval, notice or other requirements of the FCC and State PUCs as are specified on Section 4.3(d) of the Parent Disclosure Letter;

(e) such Governmental Authorizations specified on Section 4.3(e) of the Parent Disclosure Letter; and

(f) other Governmental Authorizations, the failure of which to be obtain or made would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement or prevent or materially impair or materially delay the ability of Parent and Merger Sub to perform their respective obligations hereunder.

Section 4.4 Non-Contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of Parent or Merger Sub;

(b) contravene or conflict with, or result in any violation or breach of, any Law applicable to Parent or any of its Subsidiaries or by which any material assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound, assuming that all Governmental Authorizations described in Section 4.3 have been obtained or made, other than as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement or prevent or materially impair or materially delay the ability of Parent and Merger Sub to perform their respective obligations hereunder;

(c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound (collectively, “Parent Contracts”), other than as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement or prevent or materially impair or materially delay the ability of Parent and Merger Sub to perform their respective obligations hereunder; or

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts, other than if not obtained or made, as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement or prevent or materially impair or materially delay the ability of Parent and Merger Sub to perform their respective obligations hereunder.

Section 4.5 Operations of Parent and Merger Sub; Ownership of Parent Common Stock. Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the Merger and the other transactions contemplated by this Agreement. No shares of Company Common Stock are beneficially owned (as defined by Rule 13d-3 under the Exchange Act) by Parent or any of its Subsidiaries. Merger Sub has no Subsidiaries.

Section 4.6 Financing. Parent and its Subsidiaries have and, at the Effective Time will have, sufficient cash on hand, together with availability under credit facilities, to fund the aggregate Merger Consideration and make all other payments in connection with the Merger and the other transactions contemplated by this Agreement, including any amounts necessary to repay or refinance any outstanding indebtedness of the Company and its Subsidiaries (to the extent such repayment or refinancing is necessary) or to satisfy any other obligations relating thereto.

Section 4.7 Material Delay or Prevention of Merger. As of the date of this Agreement, there is no Legal Action pending or, to the Knowledge of Parent, threatened, against Parent or any of its Affiliates before any Governmental Authority that would or seeks to materially delay or prevent the consummation of the Merger or the transactions contemplated thereby. As of the date of this Agreement, neither Parent nor any of its Affiliates is subject to any Order of, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority, or any Order of any Governmental Authority that would or seeks to materially delay or prevent the consummation of any of the transactions contemplated by this Agreement.

Section 4.8 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent for inclusion in the Information Statement will, when it is filed or at any time it is amended or supplemented or at the date the Information Statement is first mailed to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 4.8, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Information Statement that was not supplied by or on behalf of Parent specifically for inclusion or reference therein.

Section 4.9 Brokers. No broker, finder or investment banker other than Greenhill & Co., LLC is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company. Except as contemplated by this Agreement or as set forth in Section 5.1 of the Company Disclosure Letter or as otherwise required by applicable Law, without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned, the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its material operations in the ordinary course of business consistent with past practice, (y) use reasonable best efforts, in the ordinary course of business consistent with past practice, to prepare and file all Tax Returns required to be filed by it on or before the Closing Date and, to the extent not contested in good faith, fully and timely pay all Taxes due and payable in respect of such Tax Returns that are so filed and (z) use reasonable best efforts to maintain and preserve intact its business organization, retain the services of its key employees and preserve the goodwill of its customers, suppliers and other Persons with whom it has material business relationships. Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement or set forth in Section 5.1 of the Company Disclosure Letter or as otherwise required by applicable Law, the Company shall not, and shall not permit any of its Subsidiaries to take any of the following actions, without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned:

(a) Organizational Documents. Amend any of the Company Organizational Documents or any of the comparable organizational documents of any of the Company’s Subsidiaries;

(b) Dividends. Make, declare or pay any dividend or distribution on any shares of its capital stock, other than dividends and distributions by wholly owned Subsidiaries of the Company either to the Company or to other wholly owned Subsidiaries of the Company;

(c) Capital Stock. (i) Adjust, split, combine or reclassify its capital stock (other than in the case of any of the Company’s wholly owned Subsidiaries), (ii) redeem, purchase or otherwise acquire, directly or indirectly, from any Person other than departing employees of the Company and its Subsidiaries any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or any Company Option or Company Stock Award, (iii) grant any Person any right or option to acquire any shares of its capital stock, (iv) issue, deliver or sell any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or such securities (other than pursuant to (A) the exercise of the Company Options, (B) the vesting of Company Stock Awards and (C) the conversion of convertible securities, in each case, outstanding as of the date of this Agreement) or (v) enter into any Contract with respect to the sale, voting, registration or repurchase of its capital stock, except, in the case of each of clauses (ii) through (v), as permitted under Section 5.1(d);

(d) Labor. (i) Enter into, modify or terminate any labor or collective bargaining agreement of the Company or any Subsidiary of the Company or, through negotiations or otherwise, make any commitment or incur any Liability to any labor unions or (ii) announce, implement or effect any material reduction in labor force, lay-off, early retirement program, new severance program or policy or other program or effort concerning the termination of employment of employees of the Company or any Subsidiary of the Company, other than routine employee terminations or terminations for cause, as determined in the sole discretion of the Company;

(e) Compensation and Benefits. (i) Increase the compensation or benefits payable or to become payable to any of its directors, officers or employees, (ii) enter into any new employment or severance agreement with any of its directors, officers or key employees or (iii) establish, adopt, enter into, amend or terminate any Company Benefit Plan or any employee benefit plan, agreement, policy, program or commitment that, if in effect on the date of this Agreement, would be a Company Benefit Plan, to increase the compensation and benefits payable thereunder, except, in the case of each of clauses (i) through (iii), (A) to the extent required by applicable Law, this Agreement or any Company Benefit Plan or other agreement in effect on the date of this Agreement; (B) in the ordinary course of business consistent with past practice with respect to employees other than directors and officers of the Company and its Subsidiaries; (C) in conjunction with new hires, promotions or other changes in job status in effect in the ordinary course of business consistent with past practice; or (D) to comply with Section 409A of the Code and guidance applicable thereunder.

(f) Acquisitions. Acquire, by merger, consolidation, acquisition of equity interests or assets, or otherwise, any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof, except for any such transaction that is between the Company and any of its wholly owned Subsidiaries or between any such wholly owned Subsidiaries;

(g) Liquidations. Adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, bankruptcy, merger or other reorganization of the Company or any of its Subsidiaries;

(h) Dispositions. Sell, lease, license, transfer, pledge, encumber, grant or dispose of any Company Assets, including the capital stock of the Company’s Subsidiaries, other than (i) the sale of inventory in the ordinary course of business consistent with past practice, (ii) the disposition of used or excess equipment in the ordinary course of business consistent with past practice and (iii) other arms length dispositions of Company Assets involving consideration not in excess of $1,000,000 in the aggregate;

(i) Contracts. (i) Enter into or amend in any material respect any Contract that, if in effect as of the date of this Agreement, would be a Company Material Contract (other than any Contract that is or would be a Material Contract solely under Section 3.15(a)(v) unless (A) such Contract has a remaining term of more than three years from the date such Contract is entered into or amended and with respect to which the payments to or expenditures by the Company are expected to exceed $1,000,000 on an annual basis or (B) the payments to the Company or expenditures by the Company under such Contract are expected to exceed $2,000,000 on an annual basis), (ii) enter into or amend in any material respect any Contract that would limit or otherwise restrict the Company or any of its Subsidiaries or any of their successors, or that would, after the Effective Time, limit or otherwise restrict Parent or any of its Subsidiaries or any of their successors, from engaging or competing in any material line of business or in any geographic area in any material respect or (iii) terminate, cancel or request any material change in any Company Material Contract other than in the ordinary course of business consistent with past practice;

(j) Indebtedness; Guarantees. Other than any indebtedness between the Company and any of its wholly owned Subsidiaries or between any two wholly owned Subsidiaries of the Company, incur any indebtedness for borrowed money, or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any of its debt securities or the debt securities of any Subsidiary, guarantee any debt of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for draw downs with respect to existing credit facilities;

(k) Loans. (i) Make any loans, advances or capital contributions to, or investments in, any other Person, other than loans, advancements, capital contributions or investments in Subsidiaries of the Company in the ordinary course of business consistent with past practice, or (ii) make any loans to its directors, officers or employees, other than advancement of expenses in the ordinary course of business consistent with past practice;

(l) Accounting. Change its accounting policies or procedures, other than as required by applicable Law or by GAAP;

(m) Legal Actions. Settle any Legal Action against it, except for a Legal Action that (i) is settled in the ordinary course of business consistent with past practice in an amount or for consideration not in excess of $1,000,000, (ii) would not impose any material restriction on the conduct of business of it or any of its Subsidiaries or, after the Effective Time, Parent, the Surviving Company or any of their Subsidiaries, (iii) would not create precedent for Legal Action that are reasonably likely to be material to it or any of its Subsidiaries or, after the Effective Time, Parent, the Surviving Company or any of their Subsidiaries and (iv) would not admit fault, liability or guilt;

(n) New Business Lines. (i) Enter into any new line of business or (ii) open or close any existing facility, plant or office, except, in the case of this clause (ii), in the ordinary course of business consistent with past practice;

(o) Capital Expenditures. Make or commit or agree to make any capital expenditures in excess of (i) $16,000,000 in any fiscal quarter (pro rata for any partial fiscal quarter) (it being understood and agreed that any portion of such amount, to the extent not spent in any fiscal quarter, may be additionally spent during any subsequent quarter), other than any capital expenditure made in connection with awards granted through the Broadband Technology Opportunity program under the American Recovery and Reinvestment Act;

(p) Tax Matters. (i) Make, change or revoke any material Tax election, adopt or change any Tax accounting method, or prepare or file any material Tax Return, including any amended Tax Return or claim for refund, that is materially inconsistent with past practice or (ii) enter into any closing agreement with respect to any material Tax dispute, or settle or compromise any material Tax claim or assessment;

(q) Insurance. Permit any material insurance policy naming the Company or any Subsidiary of the Company as a beneficiary or a loss payee to be cancelled or terminated without reasonable prior notice to Parent;

(r) Intellectual Property. Abandon, fail to maintain or allow to expire (other than at the natural expiration of its term or in the ordinary course of business consistent with past practice), or sell or exclusively license to any Person, any material Intellectual Property; or

(s) Related Actions. Agree in writing to do any of the foregoing.

Section 5.2 Conduct of Business of Parent. Except as otherwise contemplated by this Agreement or as otherwise required by applicable Law, Parent shall not, and shall not permit any of its Subsidiaries to take any of the following actions, without the prior written consent of the Company, such consent not to be unreasonably withheld, delayed or conditioned:

(a) Organizational Documents. Amend any of the Parent Organizational Documents or any of the comparable organizational documents of any of Parent’s Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to materially impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or to prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement;

(b) Acquisitions. Acquire, by merger, consolidation, acquisition of equity interests or assets, or otherwise, any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof, except for any such transaction that is between the Company and any of its wholly owned Subsidiaries or between any such wholly owned Subsidiaries, except as would not, individually or in the aggregate reasonably be expected to materially impair the ability of Parent or Merger Sub to timely perform its obligations under this Agreement or prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement;

(c) Indebtedness; Guarantees. Incur any indebtedness for borrowed money, or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any of its debt securities or the debt securities of any Subsidiary, guarantee any debt of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for draw downs with respect to existing credit facilities in the ordinary course of business consistent with past practice, except as would not, individually or in the aggregate, impair the ability of Parent or Merger Sub to timely perform its obligations under this Agreement or prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement;

(d) Prohibited Transactions. Enter into a Contract or take any other action that would reasonably be expected to (i) impose any material delay in the obtaining of, or increase in any material respect the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Merger or the expiration or termination of any applicable waiting period, (ii) increase in any material respect the risk that any Governmental Authority will enter an Order prohibiting the consummation of the Merger or (iii) significantly increase the risk of not being able to remove any such Order on appeal or otherwise; or

(e) Related Actions. Agree in writing to do any of the foregoing.

Section 5.3 Access to Information; Confidentiality.

(a) The Company shall, and shall cause its Subsidiaries, to (i) provide to Parent and its Representatives access during normal business hours throughout the period prior to the Closing upon reasonable prior notice to the officers, employees, agents, properties, books and records of the Company and its Subsidiaries, and (ii) furnish promptly such information concerning the Company and its Subsidiaries as Parent or any of its Representatives may reasonably request. Notwithstanding the foregoing, the Company shall not be required to provide such access if it determines that it would unreasonably disrupt or impair the business or operations of the Company or any of its Subsidiaries. Nothing in this Agreement shall require the Company or any of its Subsidiaries to disclose information to the extent such information would result in a waiver of attorney-client privilege, work product doctrine or similar privilege or violate any confidentiality obligation of such party existing as of the date of this Agreement. Nothing in this Agreement shall require the Company or any of its Subsidiaries to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company or any of its Subsidiaries, would result in (i) the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company or any of its Subsidiaries shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (ii) any violation of Laws relating to the sharing of information between competitors, it being understood that the Company and its Subsidiaries shall provide extracts, summaries, aggregations or other information to the greatest extent practicable in a manner that does not result in any such violation or improper disclosure.

(b) Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated as of August 18, 2010 (the “Confidentiality Agreement”), between Parent and the Company with respect to the information disclosed under this Section 5.3.

(c) Nothing contained in this Agreement shall give Parent directly or indirectly, rights to control or direct the operations of the Company and its Subsidiaries before the Effective Time. Before the Effective Time, the Company shall, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries.

Section 5.4 Solicitation.

(a) Except as set forth in this Section 5.4, the Company shall, and shall cause its Subsidiaries to, and shall direct its Representatives to, cease any discussions or negotiations with any Persons that may be ongoing as of the date of this Agreement with respect to a Takeover Proposal. From the date of this Agreement, except as permitted by this Section 5.4, the Company shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit its and their respective Employee Representatives or authorize its or their respective Third Party Representatives to (and the Company shall instruct its and their respective Third Party Representatives not to), (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information or providing access to the properties, books, records or personnel of the Company or any of its Subsidiaries) any inquiries regarding, or the making of any proposal or offer that constitutes a Takeover Proposal, (B) have any discussions (other than to state that the Company is not permitted to have discussions) or participate in any negotiations regarding a Takeover Proposal, or execute or enter into any Contract with respect to a Takeover Proposal, or approve or recommend a Takeover Proposal or any Contract, written letter of intent or written agreement in principle with respect to a Takeover Proposal, or (C) modify, waive, amend or release any standstill or similar provisions in any Contract, written letter of intent or written agreement in principle with respect to it or any of its Subsidiaries unless, in the case of this clause (C), the Company Board determines in good faith on or prior to 11:59 p.m. (New York City time) on the 15th day following the date of this Agreement, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(b) If the Company receives a Takeover Proposal within 15 days of the date of this Agreement, which Takeover Proposal was made after the date of this Agreement and did not result from any breach of this Section 5.4 or Section 4.3 of the Voting Agreement, and the Company Board determines in good faith (i) that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, and (ii) after consultation with outside legal counsel, that the failure to take the actions set forth in clauses (x) and (y) below with respect to such Takeover Proposal would be inconsistent with the Company Board’s fiduciary duties under applicable Law, on or prior to 11:59 p.m. (New York City time) on the 30th day following the date of this Agreement (after which time the Company and its Representatives shall cease immediately any actions described in clauses (x) and (y) below) the Company may, in response to such Takeover Proposal, subject to compliance with this Section 5.4, and after giving prior written notice to Parent: (x) furnish access and information with respect to the Company and its Subsidiaries to the Person who has made such Takeover Proposal; provided, that such information has previously been made available to Parent or is made available to Parent substantially concurrently with the time it is provided to such Person, and the Person receiving such access and information is subject to confidentiality restrictions substantially similar to those contained in the Confidentiality Agreement; and (y) participate in discussions and negotiations regarding such Takeover Proposal. The Company shall, as promptly as reasonably practicable (but in any event within 24 hours of receipt of such Takeover Proposal or inquiry), notify Parent orally and in writing of the receipt of any Takeover Proposal or any inquiry with respect to, or that could reasonably be expected to lead to, any Takeover Proposal, specifying the material terms and conditions thereof and the identity of the Person making such Takeover Proposal or inquiry, and the Company shall, as promptly as reasonably practicable (but in any event within 24 hours of receipt of such Takeover Proposal or inquiry), provide to Parent a copy of all written proposals provided to the Company or any of its Subsidiaries in connection with any such Takeover Proposal or inquiry. The Company shall, as promptly as reasonably practicable, notify Parent in writing of any material modifications to the financial or other material terms of such Takeover Proposal or inquiry and shall, as promptly as reasonably practicable (but in any event within 24 hours of receipt of such Takeover Proposal or inquiry), provide to Parent a copy of all written proposals subsequently provided to or by the Company or any of its Subsidiaries in connection with any such Takeover Proposal or inquiry.

(c) Except as set forth in Section 5.4(d), the Company Board shall not, directly or indirectly (i) approve, endorse or recommend a Takeover Proposal, (ii) approve, recommend or allow the Company to enter into a Contract relating to a Takeover Proposal or (iii) effect any transaction contemplated by any Takeover Proposal.

(d) Notwithstanding anything in this Agreement to the contrary, the Company Board may on or prior to 11:59 p.m. (New York City time) on the 30th day following the date of this Agreement, terminate this Agreement in response to a Superior Proposal that developed from a Takeover Proposal, which Takeover Proposal was received by the Company Board on or prior to 11:59 p.m. (New York City time) on the 15th day following the date of this Agreement, but, in each case, only if:

(i) such Superior Proposal did not result, directly or indirectly, from a breach by the Company of this Section 5.4 or Section 4.3 of the Voting Agreement;

(ii) the Company Board has concluded in good faith, following consultation with its outside legal counsel, that its failure to do so would be inconsistent with its fiduciary duties under applicable Law;

(iii) the Company shall have provided written notice to Parent at least three days in advance that it is prepared to terminate this Agreement, which notice shall specify the basis therefor and attach the most current version of any Contract relating to the transaction that constitutes such Superior Proposal, the identity of the Person making such Superior Proposal and any other material terms and conditions of such Superior Proposal;

(iv) Parent does not make, within three days after the receipt of such notice (it being understood and agreed that any change to the financial or other material terms of such Superior Proposal, shall require an additional prior written notice to Parent and a new three day period), a binding, written and complete (including any schedules or exhibits) proposal that the Company Board determines in good faith would permit the Company Board not to terminate this Agreement; and

(v) before or concurrently with any termination in accordance with this Section 5.4(d), the Company shall pay the Company Termination Fee pursuant to Section 7.6.

(e) Nothing in this Section 5.4 shall be deemed to prohibit the Company or the Company Board or any committee thereof from complying with its disclosure obligations under U.S. federal or state Law with regard to a Takeover Proposal, including taking and disclosing to the stockholders of the Company a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders), or making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Company).

Section 5.5 Information Statement.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC a written information statement containing the information specified in Schedule 14C under the Exchange Act and concerning the Written Consent, the Merger and the other transactions contemplated by this Agreement (the “Information Statement”). The Company shall provide Parent with a reasonable opportunity to review and comment on the Information Statement prior to filing. The Company shall use reasonable best efforts as promptly as reasonably practicable (and after consultation with the Parent) to respond to any comments made by the SEC with respect to the Information Statement. The Company shall provide Parent with a reasonable opportunity to review and comment on any responses to comments from the SEC on the Information Statement or any amendments or supplements to the Information Statement prior to the filing of such responses, amendments or supplements. The Company shall use reasonable best efforts to cause the Information Statement to be mailed to the stockholders of the Company as promptly as reasonably practicable after (i) confirmation from the SEC that it has no further comments on the Information Statement or (ii) confirmation from the SEC that the Information Statement is otherwise not to be reviewed.

(b) Parent shall use reasonable best efforts to cooperate with the Company in the preparation of the Information Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub shall furnish to the Company the information relating to it and its Affiliates required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Information Statement or that is customarily included in information statements prepared in connection with transactions of the type contemplated by this Agreement.

(c) If, at any time prior to the Effective Time, any information relating to Parent or the Company or any of their respective Affiliates is discovered by Parent or the Company that should be set forth in an amendment or supplement to any of the Information Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party discovering this information shall, as promptly as reasonably practicable, notify the other parties to this Agreement and, to the extent required by Law, Parent and the Company shall cause an appropriate amendment or supplement describing this information, as promptly as reasonably practicable, to be filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company.

Section 5.6 Employees; Benefit Plans.

(a) For the period which starts on the Closing Date and ends on December 31, 2011 (the “Continuation Period”), Parent shall, or shall cause the Surviving Corporation or any of their respective Subsidiaries or Affiliates to, provide to the individuals who, immediately prior to the Effective Time are employees of the Company or any of its Subsidiaries and also are Continuing Employees, with compensation and benefits, including severance payments and benefits, that are substantially comparable in the aggregate to the compensation and benefits provided to such Continuing Employees by the Company and its Subsidiaries immediately prior to the Effective Time. Notwithstanding anything to the contrary set forth herein, but subject to applicable Law and any contractual rights of any Continuing Employee, after the Effective Time nothing herein shall preclude the Surviving Corporation from terminating the employment of any Continuing Employee for any reason.

(b) During the Continuation Period, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries and Affiliates to, honor all employment, severance, change of control and similar Contracts listed on Section 5.6(b) of the Company Disclosure Letter in effect with Continuing Employees in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment that is necessary to comply with applicable Law.

(c) For purposes of eligibility, level of benefits (excluding accruals under a defined benefit plan) and vesting under all employee benefit plans of Parent, the Surviving Corporation and its Subsidiaries and Affiliates providing benefits to any Continuing Employee after the Effective Time (the “New Plans”), each Continuing Employee shall receive full credit for such Continuing Employee’s years of service with the Company and its Subsidiaries before the Effective Time (including predecessor or acquired entities or any other entities for which the Company and its Subsidiaries have given credit for prior service), to the same extent as such Continuing Employee received, prior to the Effective Time, credit for such service under any corresponding Company Benefit Plan (except to the extent such credit would result in a duplication of benefits for the same period of service). For purposes of the New Plans providing medical, dental, prescription drug, vision, life insurance or disability benefits to any Continuing Employee, Parent shall cause the New Plans to (a) waive all pre-existing condition exclusions with respect to Continuing Employees and their dependents to the same extent such exclusions were waived or satisfied under a corresponding Company Benefit Plan in which they participated immediately before participating in the New Plan and (b) take into account all eligible expenses incurred by each Continuing Employee and his or her covered dependents during the portion of the plan year of the Company Benefit Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) Parent, after the Closing Date, intends to provide equity participation (in addition to any provided under Section 2.3(d)) and other incentive compensation opportunities to Continuing Employees who are key employees.

(e) If the Closing Date occurs in calendar year 2011, then on or prior to the Closing Date the Company may pay to each employee of the Company or any Subsidiary of the Company who is eligible for a bonus under the Company’s 2010

Management Incentive Compensation Plan as in effect on the date of this Agreement (the “MICP”) the bonus, if any, which he or she shall have earned for 2010 pursuant to the terms of such plan as determined consistent with past practice, and the Company may pay an annual bonus for 2010 to any other employee but only in the ordinary course consistent with past practice. If the Closing Date occurs in calendar year 2010, then on or prior to the Closing Date the Company may pay to each employee of the Company or any Subsidiary of the Company who is eligible for a bonus under the MICP the bonus, if any, he or she would have earned for 2010 pursuant to the terms of such plan based on the Company’s performance versus target through the end of the month immediately preceding the Closing Date as determined consistent with past practice, multiplied by a fraction, the numerator which shall be the number of days (including the Closing Date) that has occurred in 2010 as of the Closing Date and the denominator of which shall be 365, and the Company may pay an annual bonus to any other employee for 2010 but any such bonus shall be determined in a manner consistent with past practice after taking into account the fact that the bonus will be for a period of less than one year.

(f) Nothing in this Section 5.6, whether express or implied, shall confer upon any current or former employee of the Company, Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates, any rights or remedies whatsoever, including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Section 5.6. No provision of this Section 5.6 is intended to modify, amend or create any employee benefit plan of the Company, Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates.

Section 5.7 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and the Surviving Corporation shall, jointly and severally, cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any present or former director or officer of the Company or any of its Subsidiaries and the fiduciaries of any Company Benefit Plans (the “Indemnified Parties”) as provided in the Company Organizational Documents, the resolutions of the Company Board or any committee of the Company Board, in the comparable organizational document of any of the Company’s Subsidiaries, the resolutions of the boards of directors, or any committee of the boards of directors or comparable governing bodies of any of the Subsidiaries of the Company, in agreements between an Indemnified Party and the Company or one of its Subsidiaries or otherwise in effect on the date of this Agreement, to survive the Merger and to continue in full force and effect for a period of not less than six years after the Effective Time or, if longer, for such period as is set forth in any applicable Contract with an Indemnified Party in effect on the date of this Agreement, and, with respect to any Legal Action commenced during either such period, until the final disposition of such Legal Action.

(b) Parent and the Surviving Corporation shall, jointly and severally, indemnify all Indemnified Parties to the fullest extent permitted by applicable Law with respect to all acts and omissions arising out of or relating to their services as directors or officers of the Company or its Subsidiaries or fiduciaries of the Company Benefit Plans, whether asserted or claimed at or after or occurring before the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement). If any Indemnified Party is or becomes involved in any Legal Action in connection with any matter subject to indemnification under this Agreement, Parent and the Surviving Corporation shall, jointly and severally, advance as incurred any costs or expenses (including legal fees and disbursements), judgments, fines, losses, claims, damages or Liabilities (“Damages”) out of or incurred in connection with such Legal Action, subject to Parent’s or the Surviving Corporation’s, as applicable, receipt of an undertaking by or on behalf of such Indemnified Party, if required by the DGCL, to repay such Damages if it is ultimately determined under applicable Law that such Indemnified Party is not entitled to be indemnified.

(c) Parent and the Surviving Corporation shall, jointly and severally, maintain in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by the Company or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the directors and officers of the Company with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement) so long as Parent and the Surviving Corporation are not required to pay an annual premium in excess of 200% of the last annual premium paid by the Company for such insurance before the date of this Agreement (such 200% amount being the “Maximum Premium”). If Parent and the Surviving Corporation are unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, Parent and the Surviving Corporation shall, jointly and severally, instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of the arrangements contemplated by this Section 5.7(c), the Company shall be entitled to purchase a “tail” directors’ and officers’ liability insurance policy covering the matters described in this Section 5.7(c) and, if the Company elects to purchase such a policy Parent and the Surviving Corporation’s obligations under this Section 5.7(c) shall be satisfied so long as Parent and the Surviving Corporation, jointly and severally, cause such policy to be maintained in effect for a period of six years following the Effective Time and, with respect to any Legal Action commenced during such period, until the final disposition of such Legal Action.

(d) The covenants contained in this Section 5.7 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

(e) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.7.

Section 5.8 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law, each of the parties to this Agreement shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI are satisfied and to consummate the Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable. The terms of this Section 5.8 shall not limit the rights of the Company set forth in Section 5.4.

Section 5.9 Consents; Filings; Further Action.

(a) Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of Parent, Merger Sub and the Company shall (i) use reasonable best efforts to obtain any consents, approvals or other authorizations and make any filings and notifications required in connection with the transactions contemplated by this Agreement and (ii) thereafter make any other submissions either required or deemed appropriate by either Parent or the Company in connection with the Merger and the other transactions contemplated by this Agreement under the Securities Act, the Exchange Act, the HSR Act, the DGCL and any other applicable Law. Parent, Merger Sub and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to each non-filing party and its advisors before filing. Neither Parent, Merger Sub nor the Company shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Merger or any other transaction contemplated by this Agreement at the behest of any Governmental Authority without the prior written consent of each other party to this Agreement, which consent shall not be unreasonably withheld, delayed or conditioned.

(b) As promptly as reasonably practicable after the date of this Agreement and in any event no later than 10 Business Days after the date of this Agreement, each of Parent and the Company shall file any Notification and Report Forms and related material required to be filed by it with the Federal Trade Commission and the United States Department of Justice under the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement and shall promptly make any further filings pursuant thereto that may be necessary, proper or advisable.

(c) As promptly as reasonably practicable (and in any event no later than 10 Business Days for all necessary applications and other related filings for obtaining any consent or Permit or 20 Business Days for all necessary notifications not involving any consent or Permit) after the date of this Agreement, the parties shall prepare and file all necessary applications, notifications and related filings for obtaining all consents and Permits set forth on Section 36(d) of the Company Disclosure Letter from the FCC and State PUCs (the “Required Telecommunications Consents”). Each party shall, as promptly as reasonably practicable, provide each other party with all information necessary for the preparation of such applications, notifications and filings on a timely basis, including those portions of such applications, notifications and filings which are required to be completed by each party. Without limitation to the generality of Sections 5.8 and 5.9(a), subject to the terms and conditions of this Agreement, each of the parties shall use reasonable best efforts to prosecute applications made with the FCC and State PUCs with due diligence before the FCC and the State PUCs and, in connection therewith, take such actions as may be necessary or reasonably required in connection with such applications, including the furnishing to the FCC and the State PUCs any documents, materials, or other information requested by the FCC and the State PUCs in order to obtain the Required Telecommunications Consents as expeditiously as reasonably practicable. No party shall, without the prior written consent of each other party, take, or fail to take, any action if the intent of such action or failure to act is to cause or materially increase the probability of the FCC or any State PUC not to grant approval of any FCC application or of any State PUC application or materially delay any such approval. If there are any petitions for reconsideration, appeals or similar filings made seeking to overturn the grant of any Required Telecommunications Consent, or if the FCC or a State PUC seeks to reconsider such grant on its own motion, then the parties shall each use reasonable best efforts to defend the applicable grants against such actions.

(d) Each of Parent, Merger Sub and the Company shall promptly inform each other party upon receipt of any communication from any Governmental Authority regarding the Merger or any of the other transactions contemplated by this Agreement. If Parent or the Company (or any of their respective Affiliates) receives a request for additional information from any Governmental Authority that is related to the Merger or any of the other transactions contemplated by this Agreement, then such party shall endeavor in good faith to make, or cause to be made, to the extent practicable and after consultation with each other party, an appropriate response to such request. Parent shall advise the Company, as promptly as reasonably practicable, of any understandings, undertakings or agreements (oral or written) which Parent proposes to make or enter into with any Governmental Authority in connection with the Merger or any of the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, Parent shall use reasonable best efforts to resolve any objections that may be asserted with respect to the Merger or any of the other transactions contemplated by this Agreement under any antitrust, competition or trade regulatory Law.

Section 5.10 Public Announcements. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements about this Agreement or the Merger or any of the other transactions contemplated by this Agreement. Neither Parent nor the Company shall issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law, in which case that party shall use reasonable best efforts to consult with the other party before issuing any such release or making any such public statement.

Section 5.11 Deregistration. Parent shall cause the Company Common Stock to be deregistered under the Exchange Act at or as soon as practicable following the Effective Time.

Section 5.12 Fees and Expenses. Except as explicitly provided otherwise in this Agreement, whether or not the Merger are consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement (“Expenses”) shall be paid by the party incurring those Expenses; provided, however, that notwithstanding anything in the foregoing to the contrary, all filing or similar fees relating to (a) the filing of the Information Statement with the SEC and the mailing of the Information Statement, (b) the filing of any Notification and Report Forms and related materials under the HSR Act and (c) the Required Telecommunications Consent shall be borne solely by Parent and Merger Sub.

Section 5.13 Takeover Statutes. If any takeover statute is or becomes applicable to this Agreement, the Voting Agreement, the Merger or the other transactions contemplated by this Agreement or the Voting Agreement, each of Parent, the Company and their respective boards of directors shall use reasonable best efforts (a) to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement or the Voting Agreement, as the case may be, and (b) to otherwise act to eliminate or minimize the effects of such takeover statute.

Section 5.14 Financing. If Parent determines to seek any financing in connection with the Merger or any other transactions contemplated by this Agreement (the “Financing”), the Company shall, at Parent’s sole cost and expense, use reasonable best efforts to cooperate with Parent in its efforts to consummate the Financing. Such reasonable best efforts shall include, to the extent reasonably requested by Parent and at Parent’s sole cost and expense, (a) providing direct contact between prospective lenders and the officers and directors of the Company and its Subsidiaries, (b) providing assistance in preparation of confidential information memoranda, preliminary offering memoranda, financial information and other materials to be used in connection with obtaining the Financing, (c) cooperation with the marketing efforts of Parent and its financing sources for such financing, including participation in management presentation sessions, “road shows” and sessions with rating agencies, (d) providing assistance in obtaining any consents of third parties necessary in connection with the Financing, (e) providing assistance in extinguishing existing indebtedness of the Company and its Subsidiaries and releasing Liens securing such indebtedness, in each case to take effect at the Effective Time, (f) cooperation with respect to matters relating to pledges of collateral to take effect at the Effective Time in connection with the Financing, (g) assisting Parent in obtaining legal opinions to be delivered in connection with the Financing, (h) assisting Parent in securing the cooperation of the independent accountants of the Company and its Subsidiaries, including with respect to the delivery of accountants’ comfort letters, and (i) providing the financial information necessary for the satisfaction of the obligations and conditions of the Financing within the time periods required thereby; provided, however, that the Company shall not be obligated to take any such action to the extent it would unreasonably interfere with the business or operations of the Company or any of its Subsidiaries. The Company and its Representatives shall be given a reasonable opportunity to review and comment on any financing documents and any materials that are to be presented during any meetings conducted in connection with the Financing, and Parent shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its Representatives. Neither the Company nor any of its Subsidiaries shall be required, under the provisions of this Section 5.14 or otherwise in connection with the Financing (x) to pay any commitment or other similar fee prior to the Effective Time that is not advanced or substantially simultaneously reimbursed by Parent or (y) to incur any out-of-pocket expense unless such expense is advanced or substantially simultaneously reimbursed by Parent. Nothing contained in this Section 5.14 or otherwise shall require the Company to be an issuer or other obligor with respect to the Financing prior to the Closing. All material, non-public information regarding the Company and its Subsidiaries provided to Parent, Merger Sub or their Representatives pursuant to this Section 5.14 shall be kept confidential by them in accordance with the Confidentiality Agreement except for disclosure to potential lenders as required in connection with the Financing subject to customary confidentiality protections. Parent (and, after the Effective Time, the Surviving Corporation) shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with (1) any action taken by them at the request of Parent or any Merger Sub pursuant to this Section 5.14 or in connection with the arrangement of the Financing or any alternative financing that Parent may raise in connection with the Merger and the other transactions contemplated by this Agreement or (2) any information utilized in connection therewith (other than information provided by the Company or any of its Subsidiaries).

Section 5.15 FIRPTA Certificate. Prior to the Closing on the Closing Date, the Company shall deliver to Parent such documents, in form reasonably and substance acceptable to Parent, as are necessary for purposes of satisfying Parent’s obligations under Treas. Reg. Section 1.1445-2(c)(3), executed by the Company, dated as of the Closing Date, and certifying that an interest in the Company is not a U.S. real property interest within the meaning of Section 897(c) of the Code.

Section 5.16 Adequate Funds. Between the date hereof and the Effective Time, Parent and its Subsidiaries shall maintain sufficient cash on hand, together with availability under credit facilities and committed financing under customary commitment letters, to fund the aggregate Merger Consideration and make all other payments in connection with the Merger and the other transactions contemplated by this Agreement, including any amounts necessary to repay or refinance any outstanding indebtedness of the Company and its Subsidiaries (to the extent such repayment or refinancing is necessary) or to satisfy any other obligations relating thereto.

ARTICLE VI

CONDITIONS

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a) Written Consent. The Company and Parent shall have received duly executed copies of the Written Consent.

(b) Regulatory Consents. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and the Governmental Authorization set forth on Section 6.1(b) of the Company Disclosure Letter shall have been made or obtained.

(c) No Injunctions. No Order issued by any Governmental Authority of competent jurisdiction or other applicable Law preventing or making illegal the consummation of the Merger shall be in effect, in each case, other than any Order or Law the violation of which would not subject any Person to criminal sanctions.

(d) Information Statement. The consummation of the Merger shall be permitted by Rule 14c-2 promulgated under the Exchange Act.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent on or before the Closing Date of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company set forth in Sections 3.1 (Organization and Power), 3.3 (Corporate Authorization), 3.4 (Organizational Documents), 3.7(a) (Non-Contravention), 3.8 (Capitalization), 3.9 (Written Consent), 3.13(c) (Absence of Certain Changes), 3.28 (Opinion of Financial Advisors) and 3.29 (Brokers) shall be true and correct in all material respects, in each case, as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date). The representations and warranties of the Company set forth in Article III other than those listed in the preceding sentence, shall be true and correct, without giving effect to any Company Material Adverse Effect or other materiality qualifiers within such representations and warranties, as of the Closing Date as though made on the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Performance of Obligations. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Closing Date (other than any obligations under Section 5.14).

(c) Officer’s Certificate. Parent shall have received a certificate, signed by an executive officer of the Company, certifying on behalf of the Company as to the matters set forth in Sections 6.2(a) and 6.2(b).

(d) No Company Material Adverse Effect. Since the date of this Agreement and prior to the Effective Time, there shall not have occurred or have been disclosed to the public, if previously undisclosed to the public, a Company Material Adverse Effect.

Section 6.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or before the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in Article IV shall be true and correct with respect to those matters that are qualified by materiality and shall be true and correct in all material respects with respect to those matters that are not so qualified, in each case, as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date).

(b) Performance of Obligations. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate, signed by an executive officer of Parent, certifying on behalf of Parent and Merger Sub as to the matters set forth in Sections 6.3(a) and 6.3(b).

ARTICLE VII

TERMINATION AND TERMINATION FEES

Section 7.1 Termination by Mutual Consent. This Agreement may be terminated at any time before the Effective Time, whether before or after delivery of the Written Consent, by mutual written consent of Parent and the Company by action of their respective boards of directors.

Section 7.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time before the Effective Time, whether before or after delivery of the Written Consent has been obtained, by action of the Company Board or the Parent Board, as the case may be:

(a) if the Merger has not been consummated by July 31, 2011 (the “End Date”); provided, that the right to terminate this Agreement under this Section 7.2(a) shall not be available to any party to this Agreement whose breach of this Agreement has been a principal cause of, or resulted in, the failure to consummate the Merger by the End Date; or

(b) if any Order permanently enjoins or otherwise prohibits consummation of the Merger, and such Order has become final and nonappealable; provided, that the right to terminate this Agreement under this Section 7.2(b) shall not be available to any party to this Agreement whose breach of this Agreement has been a principal cause of, or resulted in, the imposition of such Order.

Section 7.3 Termination by Parent. This Agreement may be terminated by Parent at any time before the Effective Time, whether before or after delivery of the Written Consent, except as otherwise provided below, by action of the Parent Board:

(a) if, the Written Consent shall not have been executed and delivered to the Company and Parent within 24 hours after the signing of this Agreement;

(b) if the Company breaches, in any material respect, its obligations under Section 5.4; provided, that such breach was the result of actions taken or not taken by, at the direction of or with the consent or encouragement of, any person listed on Section 8.1(m) of the Company Disclosure Letter or any member of the Company Board or, in the case of any other breach, in any material respect, of Section 5.4 or 5.14, such breach became known to any Person listed on Section 8.1(m) of the Company Disclosure Letter or any member of the Company Board and the Company thereafter failed to use its reasonable best efforts to cause such breach to cease to be ongoing; or

(c) if the Company breaches (i) any of its representations or warranties or (ii) any of its covenants or agreements (other than those set forth in Section 5.4), in each case, contained in this Agreement, or if any such representation and warranty shall have become untrue after the date of this Agreement, in each case, such that (A) Sections 6.2(a) or 6.2(b) would not be satisfied and (B) such breach or condition is not curable or, if curable, is not cured within 20 Business Days after the Company’s receipt of written notice of such breach or condition from Parent.

Section 7.4 Termination by the Company. This Agreement may be terminated by the Company at any time before the Effective Time, whether before or after delivery of the Written Consent, by action of the Company Board:

(a) if Parent or Merger Sub breaches (i) any of its representations or warranties or (ii) any of its covenants or agreements, in each case, contained in this Agreement, or if any such representation and warranty shall have become untrue after the date of this Agreement, in each case, such that (A) Section 6.3(a) or 6.3(b) would not be satisfied and (B) such breach or condition is not curable or, if curable, is not cured within 20 Business Days after Parent’s receipt of written notice of such breach or condition from the Company; or

(b) pursuant to and in accordance with the terms and conditions of Section 5.4(d) on or prior to 11:59 p.m. (New York City time) on the 30th day following the date of this Agreement.

Section 7.5 Effect of Termination. If this Agreement is terminated pursuant to this Article VII, it shall become void and of no further force and effect, with no Liability on the part of any party to this Agreement (or any stockholder or Representative of such party), except that, (a) the provisions of Section 5.3(b), Section 5.10, Section 5.12, the last sentence of Section 5.14, this Section 7.5, Section 7.6, Article VIII and the Confidentiality Agreement shall survive any termination of this Agreement and (b) nothing herein shall relieve any party from Liability for any willful or intentional breach of this Agreement prior to the termination of this Agreement.

Section 7.6 Fees and Expenses Following Termination.

(a) The Company Termination Fee is payable only in the following circumstances:

(i) if this Agreement is terminated by Parent pursuant to Section 7.3(a)or Section 7.3(b), then the Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to the Company Termination Fee within five Business Days following such termination;

(ii) if (A) this Agreement is terminated by Parent pursuant to Section 7.3(c), then the Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to the Parent Expenses. In addition, if within nine months following the date of such termination, the Company consummates, or enters into a Contract providing for the implementation of, a Takeover Proposal, which Takeover Proposal is subsequently consummated, then the Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to the Company Termination Fee less the Parent Expenses within five Business Days following the consummation of such Takeover Proposal. For purposes of this clause (ii), references in the definition of the term “Takeover Proposal” to the figure “20%” shall be deemed to be replaced by the figure “51%”; or

(iii) if this Agreement is terminated by the Company pursuant to Section 7.4(b) then the Company shall pay or cause to be paid to Parent by wire transfer of immediately available funds an amount equal to the Company Termination Fee before or concurrently with such termination.

(b) For purposes of this Agreement, the “Company Termination Fee” means an amount in cash equal to $8,250,000, plus the documented out-of-pocket costs and expenses of Parent and Merger Sub relating to the transactions contemplated by this Agreement (including fees and expenses of Third Party Representatives), which shall not exceed $2,500,000 (the “Parent Expenses”).

(c) If the Company fails to pay the Company Termination Fee as required pursuant to this Section 7.6, when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment. In addition, if the Company fails to pay the Company Termination Fee when due, the Company shall also pay to Parent all of Parent’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such termination fee. Parent and the Company acknowledge that the termination fees and the other provisions of this Section 7.6 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and the Company would not enter into this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Certain Definitions. For purposes of this Agreement:

(a) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

(b) “Business Day” means any day other than Saturday, Sunday or a day on which commercial banks in New York City are authorized or required by Law to close, and shall consist of the time period from 12:01 a.m. (New York City time) through 12:00 midnight (New York City time).

(c) “Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that (when taken together with all other adverse changes, effects, events, occurrences, state of facts or developments) is reasonably likely to be materially adverse to the business, operations, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, that the term “Company Material Adverse Effect” shall not include any change, effect, event, occurrence, state of facts or development relating to or arising from (i) the United States or foreign economic, financial or geopolitical conditions or events in general, (ii) changes in the financial, debt, credit or capital markets, (iii) changes or proposed changes in Law, GAAP or other accounting principles or requirements, or standards or interpretations thereof, (iv) changes in the Company’s and its Subsidiaries’ industries in general, (v) any decline in the market price, or change in trading volume, of the Company Common Stock or the failure of the Company to meet any projections, forecasts or budgets (it being understood that the underlying causes of such decline or failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred), (vi) escalation or outbreak of hostilities, acts of terrorism or military conflicts, (vii) the announcement of this Agreement, (viii) any Legal Action arising from allegations of breach of fiduciary duty or other violations of applicable Law relating to this Agreement, the Merger or any other transaction contemplated by this Agreement or (ix) compliance by the Company and its Subsidiaries with the terms of this Agreement, other than, in the case of any of clauses (i) through (v), any change, effect, event, occurrence, state of facts or development that is materially and disproportionately adverse to the Company and its Subsidiaries, taken as a whole, relative to other Persons operating in the same industries as them.

(d) “Company Stock Incentive Plans” means the Company Amended and Restated Stock Incentive Plan and the Company Amended and Restated Executive Stock Incentive Plan.

(e) “Continuing Employee” means an individual who, at the Effective Time, is an employee of the Company or any Subsidiary of the Company, other than a Non-Continuing Employee.

(f) “Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, mortgage, license, sublicense, obligation or other binding arrangement.

(g) “Employee Representatives” means, when used with respect to Parent or the Company, the directors, officers and employees of Parent or the Company, as applicable, and its Subsidiaries.

(h) “Executive Officer” means any officer of the Company who has a title ranking of executive vice president or higher or any officer designated as an executive officer in respect of SEC reporting requirements.

(i) “FCC” means the U.S. Federal Communications Commission.

(j) “Governmental Authority” means: (a) any federal, state, local, foreign or international government or governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private); (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.

(k) “Hazardous Substances” means: (i) any substance that is listed, characterized, classified or regulated under any Environmental Law; (ii) any petroleum product, waste, or by-product, asbestos-containing material, lead-containing paint, plumbing or battery, polychlorinated biphenyls, radioactive material or radon; or (iii) any other substance that is or may become the subject of regulatory action or the release, presence or existence of which could lead to any loss, claim, damage or liability under any Environmental Law.

(l) “Intellectual Property” means: (i) patents, patent applications, and statutory invention registrations; (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, domain names, Internet uniform resource locators, slogans, and other source identifiers, registrations or applications for registration of any of the foregoing, and all goodwill in the foregoing; (iii) works of authorship (including computer programs, software, and firmware, including source code, object code, and scripts), computer program architecture and files, business records and files, schematics, drawings, and diagrams, development tools and documentation in whatever media, copyrights, copyright registrations and applications therefor, and mask works; (iv) inventions and invention disclosures (whether or not patentable), (v) trade secrets under applicable Law, including confidential and proprietary information and know-how, and (vi) any similar or equivalent proprietary rights to any of the foregoing (as applicable), whether now known or hereafter recognized in any jurisdiction.

(m) “Knowledge” means, when used with respect to Parent or the Company, the actual knowledge of the Persons set forth in Section 8.1(m) of the Parent Disclosure Letter or the Company Disclosure Letter, respectively.

(n) “Law” means any law, statute, ordinance, code, regulation, rule, common law or other requirement of any Governmental Authority and any Orders.

(o) “Leased Network Facilities” means all of the Network Facilities of the Company and it Subsidiaries that are not owned by the Company or any of its Subsidiaries but are provided under lease, license, indefeasible rights of use of capacity or infrastructure or other agreements, including Right-of-Way Agreements, between the Company or any of its Subsidiaries and third Persons.

(p) “Liens” means any mortgages, liens, pledges, security interests, claims, options, rights of first offer or refusal, charges or other encumbrances in respect of any property or asset.

(q) “Network Facilities” means all material network facilities (including cables, wires, conduits, switches, and other equipment and facilities) and related material operating support systems, network operations centers, and land and buildings associated therewith. For purposes of this definition, “material” shall mean any network facility the absence of which would materially and adversely affect the ability of the Company or any of its Subsidiaries to use the Company’s or any of its Subsidiaries’ domestic or international networks, taken as a whole, in the manner and scope in which such network is currently being used.

(r) “Non-Continuing Employee” means an individual who, immediately prior to the Effective Time is an employee of the Company or any

Subsidiary of the Company but who will not continue to be employed by Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates on or after the Effective Time and is listed on Exhibit D.

(s) “Orders” means any orders, decisions, judgments, writs, injunctions, decrees, awards or other determination of any Governmental Authority.

(t) “Owned Network Facilities” means Network Facilities that are owned by the Company or any of its Subsidiaries.

(u) “Parent Board” means the board of directors of Parent.

(v) “Parent Common Stock” means the common stock, par value $0.01 per share of Parent.

(w) “Parent Organizational Documents” means the certificates of incorporation and bylaws of Parent as in effect on the date of this Agreement.

(x) “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.

(y) “Representatives” means the Employee Representatives and the Third Party Representatives.

(z) “State PUC” means any state or local public service commission or similar state or local Governmental Authority in those states listed in Section 3.6(e) of the Company Disclosure Letter and Section 4.3(d) of the Parent Disclosure Letter and that has regulatory authority over Parent, the Company and their respective Subsidiaries.

(aa) “Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person.

(bb) “Superior Proposal” means a Takeover Proposal (i) which the Company Board determines in good faith, after consultation with legal and financial advisors, is on terms and conditions more favorable to the stockholders of the Company than those contemplated by this Agreement, (ii) the conditions to the consummation of which are all reasonably capable of being satisfied without undue delay, and (iii) for which financing, to the extent required, is then committed or, in the judgment of the Company Board, is reasonably likely to be available. For purposes of this definition, references in the definition of the term “Takeover Proposal” to the figure “20%” shall be deemed to be replaced by the figure “51%”.

(cc) “Takeover Proposal” means, any bone fide, written inquiry, indication of interest, proposal or offer for any transaction or series of transactions or series of related transactions involving or relating to (i) a merger, tender offer, consolidation, share exchange or business combination involving the Company or any of its Subsidiaries representing 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, (ii) a sale, lease, license, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, (iii) a purchase of beneficial ownership (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act) of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the Company or any of its Subsidiaries, including by way of a merger, consolidation, stock exchange, tender offer or exchange offer or otherwise, (iv) a merger, tender offer, reorganization, recapitalization, liquidation. dissolution, business combination or consolidation involving the Company or any of its Subsidiaries, (v) any Person’s acquisition of beneficial ownership of, or the right to acquire beneficial ownership of, securities representing 20% or more of the voting power of the Company or any of its Subsidiaries or (vi) any other transaction having a similar effect to those described in clauses (i) through (v), in each case other than the transactions contemplated by this Agreement.

(dd) “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements supplied or required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(ee) “Taxes” means (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, (ii) any transferee, successor or contractual liability in respect of any items described in the foregoing clause (i), or (iii) any liability in respect of any items described in the foregoing clause (i) as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined or unitary group (or being included (or required to be included) in any Tax Return related thereto).

(ff) “Third Party Representatives” means, when used with respect to Parent or the Company, the consultants, accountants, legal counsel, investment bankers, agents and other third party representatives of Parent or the Company, as applicable, and its Subsidiaries.

Section 8.2 Interpretation. Unless the express context otherwise requires:

(a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean U.S. dollars;

(d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this Section 8.2 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(j) the word “or” shall be disjunctive but not exclusive;

(k) references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(l) references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof, except that with respect to any Contract listed on any schedule hereto, all such amendments, supplements or modifications must also be listed on such schedule;

(m) the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement; and

(n) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

Section 8.3 No Survival. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 5.7 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 8.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Law of the State of Delaware, without regard to conflict of law principles thereof.

Section 8.5 Submission to Jurisdiction; Service. Each party to this Agreement (a) irrevocably and unconditionally submits to the personal jurisdiction of the federal courts of the United States of America located in the State of Delaware and the state courts of the State of Delaware, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated by this Agreement shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if said Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (e) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereunder in any court other than as specified in clause (c) of this Section 8.5. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

Section 8.6 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION,

(B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

Section 8.7 Notices. Any notice or other communication required or permitted under this Agreement shall be deemed to have been duly given and made (a) if in writing and served by personal delivery upon the party for whom it is intended; (b) if delivered by facsimile with receipt confirmed; or (c) if delivered by certified mail, registered mail or courier service, return-receipt received to the party at the address set forth below, to the Persons indicated:

If to Parent or Merger Sub, to:

EarthLink, Inc.

1375 Peachtree Street

Atlanta, GA 30309

Attn: General Counsel

Fax: (404) 892-7616

with a copy (which shall not constitute notice) to:

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, GA 30309

Attention: John D. Capers, Jr. and Michael J. Egan

Facsimile: (404) 572-5100

If to the Company, to:

ITC^DeltaCom, Inc.

7037 Old Madison Pike

Huntsville, AL 35806

Attention: J. Thomas Mullis

Facsimile: (256) 382-3936

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention: Jeffrey D. Marell

Facsimile: (212) 757-3900

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 8.7.

Section 8.8 Amendment. This Agreement may be amended by the parties to this Agreement at any time before the Effective Time, whether before or after delivery of the Written Consent, so long as (a) no amendment that requires further stockholder approval under applicable Law shall be made without such further stockholder approval being obtained and (b) such amendment has been duly approved by each of the Parent Board and the Company Board. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 8.9 Extension; Waiver. At any time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or, (c) to the extent permitted by applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing executed and delivered by duly authorized officers by such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.10 Entire Agreement. This Agreement (including the exhibits and schedules to this Agreement), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement contain all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 8.11 No Third-Party Beneficiaries. Except as otherwise specifically provided in Section 5.7, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement.

Section 8.12 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the applicable Surviving Corporation to cause such Subsidiary to take such action.

Section 8.13 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

Section 8.14 Rules of Construction. The parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Subject to the introductory language to Articles III and IV, each party to this Agreement has or may have set forth information in its respective disclosure letter in a section of such disclosure letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not constitute an admission by such party that such item is material, that such item has had or would have a Company Material Adverse Effect or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.

Section 8.15 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or Liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion. Any purported assignment without such prior written consents shall be void.

Section 8.16 Specific Performance. The parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or other court as specified in Section 8.5, this being in addition to any other remedy at law or in equity.

Section 8.17 Damages. The parties acknowledge and agree that Damages or other recoveries for Liabilities sought by the Company in connection with a breach of this Agreement by Parent or Merger Sub can be based on, or otherwise take into account, the consideration that is payable to the stockholders of the Company pursuant to this Agreement or any loss of market value or stock price of the Company.

Section 8.18 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, as if the signature(s) to each counterpart were upon a single instrument, and all such counterparts together shall together constitute the same agreement. Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when, and only when, each party shall have received a counterpart signed by all of the other parties.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

EARTHLINK, INC.

By:	/s/ Rolla P. Huff
Name: Rolla P. Huff
Title: Chief Executive Officer

EGYPT MERGER CORP.

By:	/s/ Rolla P. Huff
Name: Rolla P. Huff
Title: Chief Executive Officer

ITC^DELTACOM, INC.

By:	/s/ Randall E. Curran
Name: Randall E. Curran
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]